As filed with the Securities and Exchange Commission on July 22, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13E-4F

ISSUER TENDER OFFER STATEMENT
PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Quest Capital Corp.
(Exact name of Issuer as specified in its Charter)

Canada
(Jurisdiction of Issuer’s Incorporation or Organization)

Quest Capital Corp.
(Name(s) of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)

74835U109
(CUSIP Number of Class of Securities (if applicable))

Sandra Lee
Corporate Secretary
Quest Capital Corp ..
Suite 1028 – 550 Burrard Street
Vancouver, British Columbia, Canada V6C 2B5
(604) 689 - 1428
(Name, address (including zip code) and telephone number (including area code) of person authorized to receive notices and communications on behalf of the person(s) filing statement)

July 22, 2010
(Date tender offer first published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$57,756,000 (1)	US$4,118 (1)

(1)

The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on a maxi mum aggregate purchase price of Cdn$60 million and based on an exchange rate of Cdn$1.00 to US$0.9626, the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on July 16, 2010.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Registration No.:
Filing Party:
Form/Schedule:	Date Filed:

Table of Contents

PART I

INFORMATION REQUIRED TO BE
SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

Document 1: Offer to Purchase and Circular dated July 19, 2010
Document 2: Letter of Transmittal
Document 3: Notice of Guaranteed Delivery

Item 2. Informational Legends
See the cover of the Offer to Purchase and Circular.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, and deposits will not be accepted from or on behalf of, persons in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of any such jurisdiction. However, Quest Capital Corp. may, in its sole discretion, take such action as it may deem necessary to extend the Offer to persons in any such jurisdiction.

QUEST CAPITAL CORP.

OFFER TO PURCHASE FOR NOT MORE THAN CDN$ 60,000,000 IN CASH

up to 44,444,444 of its Common Shares at a purchase price of not less than Cdn$ 1.35 and not more than Cdn$ 1.60 per Common Share

     Quest Capital Corp. (“Quest” or the “Corporation”) hereby offers to purchase for cancellation from the holders (the “Shareholders”) of common shares in the capital of the Corporation (the “Shares”) up to Cdn$ 60,000,000 in value of its Shares, on the terms and subject to the conditions set forth herein. The Corporation will determine a single price per Share (the “Purchase Price”), which will not be less than Cdn$ 1.35 per Share or more than Cdn$ 1.60 per Share, that will enable it to purchase the maximum number of Shares that are properly deposited pursuant to the Offer having an aggregate purchase price not exceeding Cdn$ 60,000,000. If the Purchase Price is determined to be Cdn$ 1.35 (which is the minimum Purchase Price under the Offer (as defined below)), the maximum number of Shares that may be purchased by the Corporation is 44,444,444.

     A Shareholder may deposit Shares pursuant to (i) auction tenders in which the Shareholder specifies a price of not less than Cdn$ 1.35 per Share or more than Cdn$ 1.60 per Share (each an “Auction Tender”), in increments of Cdn$ 0.01 per Share, as specified by such Shareholder, or (ii) purchase price tenders in which the Shareholder does not specify a price per Share, but rather agrees to have the Shareholder’s Shares purchased at the Purchase Price that is determined as provided herein (each a “Purchase Price Tender”).

     The offer by the Corporation and all deposits of Shares are subject to the terms and conditions set forth in the offer to purchase (“Offer to Purchase”), the accompanying issuer bid circular (“Circular”), and the related letter of transmittal (the “Letter of Transmittal”) and notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) (which together constitute and are herein referred to as the “Offer”).

     Each Shareholder who has properly deposited Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender, and who has not validly withdrawn such Shares, will receive the Purchase Price, payable in cash (subject to applicable withholding taxes, if any), for all Shares purchased, on the terms and subject to the conditions of the Offer, including the provisions relating to pro ration described herein. If the aggregate purchase price for Shares properly deposited by the Expiration Date (as defined herein) pursuant to Auction Tenders at or below the Purchase Price and/or pursuant to Purchase Price Tenders would exceed Cdn$ 60,000,000, Quest will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price the Shares so deposited on a pro rata basis, except that “Odd Lot” tenders (as described herein) will not be subject to pro ration. See “Offer to Purchase — Number of Shares and Pro Ration”.

     This Offer expires at 5:00 p.m. (Toronto time) on August 30, 2010, unless extended, varied or withdrawn by Quest (the “Expiration Date”). The Offer is not conditional upon any minimum number of Shares being deposited. The Offer is, however, subject to certain other conditions that are customary for transactions of this nature. Quest reserves the right to withdraw the Offer and not take up and pay for any Shares deposited under the Offer unless certain conditions are satisfied or waived. See “Offer to Purchase — Conditions of the Offer”.

     The Corporation will determine the Purchase Price, which will not be less than Cdn$ 1.35 or more than Cdn$ 1.60, taking into account the respective numbers of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders making Auction Tenders. The Purchase Price will be the lowest price between Cdn$ 1.35 and Cdn$ 1.60 at which Shares have been validly deposited, or have been deemed to be deposited, that will enable the Corporation to purchase the maximum number of deposited Shares, with an aggregate purchase price not exceeding Cdn$ 60,000,000. Shares deposited by a Shareholder pursuant to an Auction Tender will not be purchased by the Corporation pursuant to the Offer if the price specified by the Shareholder is greater than the Purchase Price determined by the Corporation. Shareholders who wish to deposit Shares without specifying a price at which such Shares may be purchased by the Corporation should make a Purchase Price Tender. Under a Purchase Price Tender, Shares will be purchased at the Purchase Price determined as provided herein. Shareholders who validly deposit Shares without specifying whether they are making an Auction Tender or a Purchase Price Tender, or who specify that they are making an Auction Tender but fail to specify a price for such Auction Tender, will be deemed to have made a Purchase Price Tender. For the purpose of determining the Purchase Price, Shares deposited pursuant to a Purchase Price Tender will be deemed to have been deposited at Cdn$1.35 per Share (which is the minimum Purchase Price under the Offer).

     Primary Capital Inc. (“Primary Capital”) was engaged by the Corporation to prepare a liquidity opinion (the “Liquidity Opinion”) as prescribed under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. The Liquidity Opinion delivered by Primary Capital to the board of directors of the Corporation (the “Board of Directors”) concludes that, based on and subject to the assumptions and limitations stated in the Liquidity Opinion, (i) there is a liquid market for the Shares at the time of the making of the Offer, and (ii) it is reasonable to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for the Shareholders who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. A copy of the Liquidity Opinion of Primary Capital is attached hereto as Schedule A. The Liquidity Opinion is subject to the qualifications, assumptions and restrictions set out therein and any summary of the Liquidity Opinion appearing in the Offer is qualified in its entirety by reference to the Liquidity Opinion itself.

     The Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “QC” and on the NYSE Amex Equities Exchange (the “NYSE Amex”) under the symbol “QCC”.

     The intention to make the Offer was announced on June 10, 2010. The closing prices of the Shares on the TSX and the NYSE Amex on June 9, 2010, the last full trading day immediately preceding the date of the announcement by Quest of its intention to make the Offer, were Cdn$ 1.27 and US$ 1.22 per Share, respectively. The Offer is dated July 19, 2010. The closing prices of the Shares on the TSX and the NYSE Amex on July 16, 2010, the last full trading day prior to the date of the Offer, were Cdn$ 1.55 and US$ 1.48 per Share, respectively. The maximum Purchase Price under the Offer represents a premium of approximately 19% over the volume weighted average trading price of the Shares on the TSX of Cdn$ 1.34 for the last 30 trading days prior to June 10, 2010, the date of the announcement by Quest of its intention to make the Offer.

     Shareholders should carefully consider the income tax consequences of accepting the Offer and depositing Shares under the Offer. See “Issuer Bid Circular — Certain Canadian Federal Income Tax Considerations” and “Issuer Bid Circular — Certain United States Federal Income Tax Considerations”.

     Shareholders who wish to tender any or all of their Shares to the Offer must complete and execute the accompanying Letter of Transmittal in accordance with the instructions set forth therein and deposit the completed Letter of Transmittal, together with the certificates representing the Shares being deposited and all other documents required by the Letter of Transmittal, at the specified office of the Depositary (as defined herein) at or prior to the Expiration Date. Shareholders whose Shares are registered in the name of a nominee may request their investment dealer, stock broker, bank, trust company or other nominee to take the necessary steps to deposit such Shares under the Offer. Shareholders who wish to deposit Shares under the Offer and whose certificates are not immediately available may do so by following the procedure for guaranteed delivery set forth in the Offer to Purchase under “Procedure for Depositing Shares”.

     Neither Quest nor the Board of Directors, in making the decision to present the Offer to Shareholders, makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Shareholders are strongly urged to review and evaluate carefully the information provided in the Offer, consult their own financial, legal, investment and tax advisors and make their own decisions as to whether to deposit Shares to the Offer and, if so, how many Shares to deposit, and at what price or prices.

     All dollar references in the Offer to Purchase and the Circular are in Canadian dollars (Cdn$) or United States dollars (US$), except where otherwise indicated. On July 16, 2010, the last full trading day prior to the date of the Offer, the noon rate of exchange as reported by the Bank of Canada was Cdn$ 1.00 = US$ 0.949 (US$1.00 = Cdn$ 1.0537) .

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE CORPORATION OR THE BOARD OF DIRECTORS AS TO WHETHER SHAREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION, THE BOARD OF DIRECTORS OR THE DEPOSITARY.

     Any questions or requests for information regarding the Offer should be directed to the Depositary at the address and telephone and facsimile number of the Depositary set forth on the last page of this Offer to Purchase and Circular.

July 19, 2010

INFORMATION FOR UNITED STATES SHAREHOLDERS ONLY

     This Offer is made by Quest, a Canadian issuer, for its own securities. Shareholders in the United States are permitted to participate in the Offer on the same terms as Shareholders outside the United States. However, while the Offer to Purchase and the Circular are subject to disclosure requirements under the laws of the provinces and territories of Canada, Shareholders should be aware that these disclosure requirements are different from those under the laws of the United States.

     Financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and thus are not comparable, in all respects, to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP as they relate to the Corporation’s financial statements are described in Note 20 of Quest’s consolidated financial statements for the years ended December 31, 2009 and 2008.

     The enforcement by Shareholders of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Corporation is incorporated under the laws of Canada and a majority of its officers and directors are residents of countries other than the United States. Enforcement of civil liabilities under U.S. securities laws may further be affected adversely by the fact that some or all of the experts named in this Offer to Purchase and the Circular may be residents of Canada.

     Shareholders should be aware that acceptance of the Offer may have tax consequences under United States law and under Canadian law. See “Issuer Bid Circular — Certain Canadian Federal Income Tax Considerations” and “Issuer Bid Circular — Certain United States Federal Income Tax Considerations” for a general summary of federal income tax considerations in respect of the Offer under Canadian and United States law, respectively. This Circular does not address any income or other tax consequences in jurisdictions outside of Canada or the United States. Furthermore Shareholders should consult their own tax advisors regarding the specific tax considerations applicable to them with respect to the disposition of Shares pursuant to the Offer.

     The Corporation currently expects that the Offer will be treated as a taxable transaction for U.S. federal income tax purposes, and that an exchange pursuant to the Offer will be fully taxable to a U.S. holder of Shares. As such, each U.S. holder of Shares will recognize taxable gain or loss equal to the difference between (1) the amount of cash received in the exchange, and (2) such U.S. holder’s adjusted tax basis in Shares transferred in the exchange. If the Corporation is or has been a ‘‘passive foreign investment company’’ or ‘‘PFIC’’ for U.S. federal income tax purposes at any time during the U.S. holder’s holding period of Shares (other than a U.S. holder who timely made certain U.S. federal income tax elections as discussed below under ‘‘Issuer Bid Circular — Certain United States Federal Income Tax Considerations’’), (i) any gain recognized in the exchange would be allocated rateably over the U.S. holder’s holding period for Shares, (ii) the amount allocated to the current taxable year and to any taxable year prior to the first taxable year in which the Corporation was a PFIC would be treated as ordinary income for the year of disposition, and (iii) the amount allocated to each other year would be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.

     The foregoing is a very brief summary of U.S. federal income tax considerations only and is qualified in its entirety by the more detailed general description of U.S. federal income tax considerations contained under ‘‘Issuer Bid Circular — Certain United States Federal Income Tax Considerations’’ below. Neither this description nor the longer form discussion is intended to be legal or tax advice to any particular U.S. holder of Shares. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the sale of Shares pursuant to the Offer.

     Shareholders should be aware that the Corporation, directly or indirectly, may bid for or purchase Shares, or related securities, during the period of time the Offer is open, to the extent permitted under applicable Canadian securities laws and regulations.

     This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed on the accuracy or adequacy of the Offer. Any representation to the contrary is a criminal offence.

AVAILABLE INFORMATION

     In addition to the requirements of applicable securities laws in the provinces and territories of Canada, Quest is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’) and, in accordance therewith, files periodic reports with and furnishes other information to the SEC relating to its business, financial condition and other matters. Quest is filing an issuer tender offer statement on Schedule 13E-4F with the SEC with respect to the Offer. Such tender offer statement and the periodic reports filed and other information furnished by Quest may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet web site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of this Internet site is www.sec.gov.

SUMMARY

We are providing this summary for your convenience. It highlights material information relating to the Offer, but you should understand that it does not describe all of the details of the Offer to the same extent as described elsewhere herein. We therefore urge you to read the entire Offer to Purchase, Circular, Letter of Transmittal and Notice of Guaranteed Delivery because they contain important information. We have included references to certain sections of the Offer where you will find a more complete discussion.

Who is offering to purchase my Shares?	Quest Capital Corp., which we refer to as “we”, “us”, the “Corporation” or “Quest”.

What securities are included in this Offer?	We are offering to purchase outstanding common shares (the “Shares”). See “Offer to Purchase — The Offer”.

What will be the purchase price of the Shares?

We are conducting the Offer through a procedure called a modified “Dutch Auction”. This procedure allows you to select the price within a price range specified by us at which you are willing to sell your Shares. The price range for the Offer is Cdn$ 1.35 to Cdn$ 1.60 per Share. You have two methods by which you may select the price at which you are willing to sell your Shares. You may choose an Auction Tender in which you specify the price within this range, or you may choose a Purchase Price Tender in which you do not specify a price, but agree to have your Shares purchased by us at the Purchase Price we determine. If you agree to accept the Purchase Price determined under the Offer, your Shares will be deemed to be deposited at the minimum price of Cdn$ 1.35 per Share. The Purchase Price will be the lowest price (not less than Cdn$ 1.35 per Share or more than Cdn$ 1.60 per Share) that will enable us to purchase the maximum number of deposited Shares having an aggregate purchase price not exceeding Cdn$ 60,000,000 (or such lesser number of Shares as are properly deposited). We will determine the Purchase Price by taking into account the numbers of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by Shareholders making Auction Tenders, and the price at which Shares deposited pursuant to Purchase Price Tenders are deemed to be deposited.

If you wish to maximize the chance that your Shares will be purchased, you should check the box beside the caption “A Purchase Price Tender” in Box A — “Type of Tender” in the Letter of Transmittal, indicating that you will accept the Purchase Price determined by us. You should understand that this election will have the same effect as if you selected the minimum price of Cdn$ 1.35 per Share. If your Shares are purchased under the Offer, you will be paid the Purchase Price (subject to applicable withholding taxes, if any (See “Issuer Bid Circular - Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada”)) in cash, without interest, promptly following the expiration of the Offer. Under no circumstances will we pay you interest on the Purchase Price, even if there is a delay in making payment. See “Offer to Purchase — Purchase Price”.

All Shares purchased by us, including Shares deposited at or below the Purchase Price pursuant to Auction Tenders and Shares deposited pursuant to Purchase Price Tenders, will be purchased at the Purchase Price.

How many Shares will Quest purchase?

We are offering to purchase for cancellation Shares that have an aggregate purchase price of Cdn$ 60,000,000. At the maximum purchase price of Cdn$ 1.60 per Share, we could purchase 37,500,000 Shares. At the minimum purchase price of Cdn$ 1.35 per Share, we could purchase 44,444,444 Shares. Since we will only be able to determine the Purchase Price after the Expiration Date, the number of Shares that we will purchase will not be known until after the Expiration Date. See “Offer to Purchase — Number of Shares and Pro Ration”.

We will return all Shares not purchased under the Offer, including Shares deposited pursuant to Auction Tenders at prices greater than the Purchase Price, Shares not purchased as a result of pro ration and Shares not accepted for purchase.

Why is Quest making this Offer?

As was announced on June 10, 2010, subject to Shareholder approval, in the future Quest intends to discontinue its current real estate lending business and to change its lending strategy to focus instead on natural resource lending. Its business will be primarily directed to bridge and mezzanine lending to precious metal mining, exploration and development companies and oil and gas companies and will include financing base metal mining, exploration and development companies and other resource related businesses. While the Offer is not dependent on the completion of this reorganization, the Board of Directors believes that the Offer may accommodate the needs of Shareholders who are focused on real estate by allowing them to tender their Shares to the Offer. Furthermore, the Board of Directors believes that the purchase of Shares pursuant to the Offer represents an effective and desirable use of part of the Corporation’s available cash. See “Issuer Bid Circular — Purpose and Effect of the Offer”.

How will Quest pay for the Shares purchased under the Offer?

We will fund the purchase of Shares under the Offer and the payment of related fees and expenses with cash on hand, cash generated by further monetization of existing loans and through the use, if necessary, of a Cdn$ 35,000,000 stand-by commitment. See “Issuer Bid Circular — Source Of Funds”.

How do I tender my Shares?

To tender your Shares: (a) you must deliver your Share certificate(s) and a properly completed and duly executed Letter of Transmittal to the Depositary at the address appearing on the back cover page of this Offer to Purchase and Circular, or (b) tender in accordance with the procedures for book-entry transfer established by CDS Clearing and Depository Services Inc. in Canada, or (c) tender through the Depositary Trust Company pursuant to DTC’s Automated Tender Offer Program. If you are not able to deliver the certificate(s) for the Shares being deposited pursuant to the Offer, cannot complete the book-entry transfer procedures described in the Offer to Purchase or all required documents do not reach the Depositary within the prescribed time period, you must follow the guaranteed delivery procedure described in “Offer to Purchase — Procedure for Depositing Shares”.

If your Shares are held through an investment dealer, stock broker, bank, trust company or other nominee, you must request such investment dealer, stock broker, bank, trust company or other nominee to effect the transaction for you. You may also contact the Depositary for assistance. See “Offer to Purchase — Procedure for Depositing Shares” and the instructions in the related Letter of Transmittal.

You may deposit Shares either pursuant to an Auction Tender (as described below) or pursuant to a Purchase Price Tender (as described below). You may deposit some Shares pursuant to an Auction Tender and other Shares pursuant to a Purchase Price Tender.

Auction Tenders: In making an Auction Tender, you must specify the minimum price per Share (not less than Cdn$ 1.35 or more than Cdn$ 1.60 per Share, in increments of Cdn$0.01 per Share) at which you are willing to have such Shares purchased by us. We will not purchase your Shares if the purchase price you specify in your Auction Tender is greater than the Purchase Price determined by us.

Purchase Price Tenders: If you wish to deposit Shares but you do not wish to specify a price at which such Shares may be purchased by us, you should make a Purchase Price Tender. For the purpose of determining the Purchase Price, all Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at Cdn$1.35 per Share (which is the minimum Purchase Price under the Offer). See “Offer to Purchase — The Offer”.

Can I tender portions of my Shares at different prices?

Yes, you can elect to tender some of your Shares at one price and some of your Shares at another price. However, you cannot tender the same Shares at different prices. If you tender some Shares at one price and other Shares at another price, you must use a separate Letter of Transmittal for each such tender. See “Offer to Purchase — Procedure for Depositing Shares”.

How long do I have to tender my Shares? Can the Offer be extended, varied or terminated?

You may tender your shares until the Offer expires. The Offer expires at 5:00 p.m. (Toronto time) on August 30, 2010, unless extended, varied or withdrawn by Quest. If an investment dealer, stock broker, bank, trust company or other nominee holds your Shares, it is likely that the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. We urge you to contact your investment dealer, stock broker, bank, trust company or other nominee to confirm the nominee’s deadline.

We may extend or vary the Offer in our sole discretion. See “Offer to Purchase — Extension and Variation of the Offer”. We can also terminate the Offer under certain circumstances. See “Offer to Purchase — Conditions of the Offer”.

How will I be notified if Quest extends the Offer?

We will issue a press release by 9:00 a.m. (Toronto time) on the business day after the previously scheduled expiration date if we decide to extend the Offer. See “Offer to Purchase — Extension and Variation of the Offer”.

Are there any conditions to the Offer?

Yes. The Offer is subject to a number of conditions, such as, among others, the absence of court and governmental action prohibiting the Offer and changes in general market conditions or our business that, in our judgment, make it inadvisable to proceed with the Offer. See “Offer to Purchase — Conditions of the Offer”.

Once I have tendered Shares to the Offer, can I withdraw my Shares?

Yes. You may withdraw any Shares that you have tendered (a) at any time prior to the Expiration Date, (b) at any time after the Expiration Date if the Shares have not been taken up by the Corporation before actual receipt by the Depositary of a notice of withdrawal with respect to such Shares, (c) if the Shares have been taken up but not paid for by the Corporation within three business days of being taken up, or (d) at any time before the expiration of 10 days from the date that a notice of change or variation (other than a variation that (i) consists solely of an increase in the consideration offered for the Shares under the Offer where the time for deposit is not extended for greater than 10 days, or (ii) consists solely of the waiver of a condition of the Offer) has been given in accordance with this Offer (see “Offer to Purchase - Extension and Variation of the Offer”). See “Offer to Purchase — Withdrawal Rights”.

How do I withdraw Shares that I previously tendered?

You must deliver, on a timely basis, a written or facsimile notice of withdrawal to the Depositary at the address appearing on the back cover page of this Offer to Purchase and Circular. Your notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of such Shares. Some additional requirements will apply if the Share certificates to be withdrawn have been delivered to the Depositary or if your Shares have been tendered under the procedure for book-entry transfer. See “Offer to Purchase — Withdrawal Rights”.

What impact will the Offer have on the liquidity of the market for Shares?

Our Board of Directors has determined, based on a liquidity opinion prepared by Primary Capital, which is attached to this Offer to Purchase and Circular as Schedule A, that it is reasonable to conclude that, following completion of the Offer in accordance with its terms, there will be a market for the Shareholders who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. See “Issuer Bid Circular— Purpose and Effect of the Offer — Liquidity of Market”.

What happens if Shares with an aggregate purchase price of more than Cdn$60,000,000 are tendered to the Offer?

If the aggregate purchase price for Shares properly deposited by the Expiration Date pursuant to Auction Tenders at or below the Purchase Price or pursuant to Purchase Price Tenders would exceed Cdn$ 60,000,000, then we will purchase the deposited Shares on a pro rata basis according to the number of Shares deposited (or deemed to be deposited) at or below the Purchase Price by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares), except that deposits by Shareholders who own Odd Lots will not be subject to pro ration.

What do I do if I own an “odd lot” of Shares?

If you beneficially own fewer than 100 Shares as of the Expiration Date, and you deposit all such Shares, we will accept for purchase, without pro ration but otherwise subject to the terms and conditions of the Offer, all your Shares deposited pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender. You should check Box D — “Odd Lots” in the Letter of Transmittal. See “Offer to Purchase — Number of Shares and Pro Ration”.

How will Quest accept and pay for the Shares I tender?

Promptly after we have determined the Purchase Price, we will publicly announce the Purchase Price and will take up the Shares to be purchased pursuant to the Offer promptly after the Expiration Date, but in any event not later than ten days after such date. Quest will pay for such Shares within three business days after taking up the Shares. See “Offer to Purchase — Acceptance for Payment and Payment for Shares”.

Has Quest or the Board of Directors adopted a position on the Offer?

In making the decision to present the Offer to Shareholders, Quest and the Board of Directors do not make any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. You are urged to consult your own financial, legal, investment and tax advisors and make your own decision whether to deposit Shares to the Offer and, if so, how many Shares to deposit, and at what price or prices.

Will I have to pay brokerage commissions?

If you deposit your Shares directly with the Depositary, you will not be obligated to pay brokerage fees or commissions to us or to the Depositary. However, we recommend that you consult with your own investment dealer, stock broker, bank, trust company or other nominee to determine whether any fees or commissions are payable to your own investment dealer, stock broker, bank, trust company or other nominee in connection with your deposit of Shares pursuant to the Offer.

What are the income tax consequences if I tender my Shares?

You should carefully consider the income tax consequences of depositing Shares pursuant to the Offer. We urge you to consult your own financial, legal, investment and tax advisors. See “Issuer Bid Circular — Certain Canadian Federal Income Tax Considerations” and “Issuer Bid Circular — Certain United States Federal Income Tax Considerations”.

In what currency will Quest pay for the Shares that I tender?

We will pay the Purchase Price (less applicable withholding taxes, if any) in Canadian dollars and payments of amounts owing to depositing Shareholders will be made in Canadian dollars only. On July 16, 2010, the last full trading day prior to the date of the Offer, the noon rate of exchange, as reported by the Bank of Canada, was Cdn$ 1.00 = US$ 0.949.

What is a recent market price for the Shares?

On June 9, 2010, the last full trading day prior to the date that Quest announced its intention to make the Offer, the closing prices on the TSX and the NYSE Amex of the Shares were Cdn$ 1.27 and US$ 1.22, respectively. On July 16, 2010, the last full trading day prior to the date of the Offer, the closing prices on the TSX and the NYSE Amex of the Shares were Cdn$ 1.55 and US$ 1.48, respectively. See “Issuer Bid Circular — Price Range of Shares”.

What will happen if I do nothing?

If you do nothing, you will continue to hold the number of Shares that you owned before the Offer and your proportionate Share ownership interest in Quest will increase following successful completion of the Offer.

Who can I talk to if I have questions?

For further information regarding the Offer, you may contact the Depositary or you may consult your own investment dealer, stock broker, bank, trust company or other nominee. The address and telephone and facsimile number of the Depositary are set forth on the last page of this Offer.

How do I get my Shares back if I have deposited them to the Offer but they are not taken up?

Certificates for all Shares validly deposited but not taken up, including all Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price, and Shares not taken up due to pro ration or improper tenders, will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE CORPORATION OR THE BOARD OF DIRECTORS AS TO WHETHER SHAREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION, THE BOARD OF DIRECTORS OR THE DEPOSITARY.

CURRENCY AND EXCHANGE RATES

     Except where otherwise indicated, all dollar amounts set forth in the Offer to Purchase and Circular are expressed in Canadian dollars (Cdn$) or United States dollars (US$). On June 9, 2010, the last full trading day immediately prior to the announcement of Quest’s intention to make the Offer, the noon rate of exchange as reported by the Bank of Canada was Cdn$ 1.00 = US$ 0.962. On July 16, 2010, the last full trading day prior to the date of the Offer, the noon rate of exchange as reported by the Bank of Canada was Cdn$ 1.00 = US$ 0.949.

NOTICE TO HOLDERS OF OPTIONS

     The Offer is made only for Shares and is not made for any options to acquire Shares or other securities or other rights to acquire Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise, convert or exchange, as applicable, the options to acquire Shares or other securities or other rights in order to deposit the resulting Shares in accordance with the terms and conditions of the Offer. Any such exercise, conversion or exchange must occur sufficiently in advance of the Expiration Date to assure holders of options or other securities or other rights to acquire Shares that they will have sufficient time to comply with the procedures for depositing Shares under the Offer. Any such exercise, conversion or exchange will be irrevocable, including where the Shares tendered are subject to pro ration or otherwise are not taken up. The tax consequences to holders of options to acquire Shares or other securities or other rights to acquire Shares in respect of any such exercise, conversion or exchange are not described herein and all such holders are advised to contact their own tax advisors for tax advice having regard to their own particular circumstances.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Offer includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). These statements appear in a number of places in this Offer and include statements regarding our intent, or the beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Offer, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements may relate to the Corporation’s future outlook and anticipated events or results and may include statements regarding the Corporation’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.

     These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Corporation considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results.

     To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Corporation and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions.

     Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Material risk factors which could cause actual results to differ materially from the forward-looking statements include, but are not limited to general declines in the value of real estate; changes in Quest’s ability to realize on security or dispose of security granted by borrowers in respect of loans which default; our ability to manage the defaults of Quest’s borrowers; our ability to maintain Quest’s status as a MIC (as defined herein); changes in Quest’s ability to reinvest cash, as its current loans become due, in loans that meet its current lending criteria; changes in Quest's ability to identify creditworthy loan candidates; changes in Quest’s ability to manage its credit risk; changes in Quest’s ability to attract and retain key management and personnel; changes in applicable regulatory requirements and regimes; interest rate fluctuations; geographic concentration of the loan portfolio in Western Canada; the impact of competition; risks inherent in the monetization of its existing loan portfolio; Quest’s ability to successfully effect the Reorganization (as defined herein) including its ability to succeed in its transition from real estate to natural resource lending; and other risk factors including, but not limited to, those under “Risk Factors” in the Corporation’s most recent Annual Information Form.

     Should Quest successfully effect the Reorganization to become a natural resource lender, Quest will be subject to many of the risks noted above as well as additional risks which include but are not limited to: general declines in the value of natural resources; political risks when lending to parties resident in or with assets located in foreign jurisdictions; changes to environmental laws which may impact the underlying value of the security or cash flow of the borrower; and reliance on estimates of proven and probable quantities of the underlying resources constituting security for its loans.

     Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update, or to publicly announce the results of any change to, any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

     You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this Offer are expressly qualified in their entirety by this cautionary statement.

OFFER TO PURCHASE

     To the holders of Common Shares of Quest Capital Corp.

THE OFFER

     Quest Capital Corp. (“Quest” or the “Corporation”) hereby offers to purchase for cancellation from the holders (the “Shareholders”) of common shares in the capital of the Corporation (the “Shares”) up to Cdn$ 60,000,000 in value of its Shares, pursuant to (i) auction tenders of not less than Cdn$ 1.35 per Share or more than Cdn$ 1.60 per Share, in increments of Cdn$ 0.01 per Share, as specified by such Shareholders (each an “Auction Tender”), or (ii) purchase price tenders in which each Shareholder does not specify a price per Share, but rather agrees to have the Shareholder’s Shares purchased at the Purchase Price (as defined below) that is determined as provided herein (each a “Purchase Price Tender”), in either case payable in cash and on the terms and subject to the conditions set forth in this offer to purchase (the “Offer to Purchase”), the accompanying issuer bid circular (the “Circular”), the related letter of transmittal (the “Letter of Transmittal”) and the notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) (which together constitute and are herein referred to as the “Offer”).

     The Offer is made only for Shares and is not made for any options to acquire Shares or other securities or other rights to acquire Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise, convert or exchange, as applicable, the options to acquire Shares or other securities or other rights in order to deposit the resulting Shares in accordance with the terms and conditions of the Offer. Any such exercise, conversion or exchange must occur sufficiently in advance of the Expiration Date to assure holders of options or other securities or other rights to acquire Shares that they will have sufficient time to comply with the procedures for depositing Shares under the Offer described under “Offer to Purchase — Procedure for Depositing Shares”. Any such exercise, conversion or exchange will be irrevocable, including where the Shares tendered are subject to pro ration or otherwise are not taken up. The tax consequences to holders of options to acquire Shares or other securities or other rights to acquire Shares in respect of any such exercise, conversion or exchange are not described herein and all such holders are advised to contact their own tax advisors for tax advice having regard to their own particular circumstances.

     The Offer will expire at 5:00 p.m. (Toronto time) on August 30, 2010, unless extended, varied or withdrawn by Quest (the “Expiration Date”).

     Subject to the satisfaction or waiver by Quest of the conditions of the Offer, all Shareholders who have, prior to the Expiration Date, properly deposited and not validly withdrawn their Shares pursuant to Auction Tenders at prices at or below the Purchase Price and/or pursuant to Purchase Price Tenders will receive in cash the Purchase Price (subject to applicable withholding taxes, if any) for all Shares purchased, on the terms and subject to the conditions of the Offer, including the provisions relating to pro ration described herein.

     The Offer is not conditional upon any minimum number of Shares being deposited. The Offer is, however, subject to certain other conditions customary for transactions of this nature. Quest reserves the right to withdraw the Offer and not take up and pay for any Shares deposited under the Offer if the conditions of the Offer are not satisfied or waived. See “Offer to Purchase — Conditions of the Offer”.

     Prior to the Expiration Date, all factual information regarding the number of Shares deposited and the prices at which such Shares have been deposited will be kept confidential, and Computershare Investor Services Inc. (the “Depositary”) will be directed by the Corporation to maintain such confidentiality.

     The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery contain important additional information and should be read carefully by each Shareholder before making any decision with respect to the Offer.

     Shareholders should carefully consider the income tax consequences of accepting the Offer. See “Issuer Bid Circular — Certain Canadian Federal Income Tax Considerations” and “Issuer Bid Circular — Certain United States Federal Income Tax Considerations”.

PURCHASE PRICE

     As promptly as practicable following the Expiration Date, Quest will, upon the terms and subject to the conditions of the Offer, determine a single price (which will be not less than Cdn$ 1.35 per Share and not more than Cdn$ 1.60 per Share) (the “Purchase Price”) that it will pay for each Share properly deposited pursuant to the Offer and taken up by the Corporation, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by Shareholders making Auction Tenders, and the price at which Shares deposited pursuant to Purchase Price Tenders are considered to be deposited. A Shareholder who wishes to deposit Shares, but does not wish to specify a price at which such Shares may be purchased by the Corporation, should make a Purchase Price Tender.

     For the purpose of determining the Purchase Price, Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at Cdn$ 1.35 per Share (which is the minimum Purchase Price under the Offer). The Purchase Price will be the lowest price (not less than Cdn$ 1.35 per Share or more than Cdn$ 1.60 per Share) that will allow Quest to purchase the maximum number of deposited Shares having an aggregate purchase price that would not exceed Cdn$ 60,000,000 (or such lesser number of Shares as are properly deposited).

     If you wish to maximize the likelihood that your Shares will be purchased under the Offer, you should check the box beside the caption “A Purchase Price Tender” in Box A — “Type of Tender” on the Letter of Transmittal, indicating that you will accept the Purchase Price determined by us. You should understand that this election will have the same effect as if you selected the minimum price of Cdn$1.35 per Share. If your Shares are purchased under the Offer, you will be paid the Purchase Price (subject to applicable withholding taxes, if any (see “Issuer Bid Circular — Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada”)) in cash, without interest, promptly following the expiration of the Offer. Under no circumstances will we or the Depositary pay you interest on the Purchase Price, even if there is a delay in making payment.

     All Shares purchased by us, including Shares deposited at or below the Purchase Price pursuant to Auction Tenders and Shares deposited pursuant to Purchase Price Tenders, will be purchased at the Purchase Price.

     Promptly after it has determined the Purchase Price, the Corporation will publicly announce the Purchase Price for the Shares, and upon the terms and subject to the conditions of the Offer (including the pro ration provisions described herein), all Shareholders who have properly deposited and not validly withdrawn their Shares, either pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders, will receive the Purchase Price, payable in cash (subject to applicable withholding taxes, if any), for all Shares purchased. Quest will take up such Shares promptly after the Expiration Date, but in any event not later than ten days after such date. The Corporation will pay for such Shares within three business days after taking up the Shares. The Corporation will acquire Shares to be purchased pursuant to the Offer and title thereto under this Offer upon having taken up such Shares even if payment therefor shall not yet have been effected.

     The Purchase Price will be denominated in Canadian dollars and payments of amounts owing to a depositing Shareholder will be made in Canadian dollars only. All dollar amounts set forth herein are expressed in Canadian dollars (Cdn$) or United States dollars (US$), except where otherwise indicated.

NUMBER OF SHARES AND PRO RATION

     As at July 19, 2010, the Corporation had 139,529,934 Shares issued and outstanding. In addition, as at July 19, 2010, the Corporation had 6,664,166 stock options issued and outstanding, of which 2,820,353 were vested, and exercisable for an aggregate of 2,820,353 Shares. Accordingly, based on such figures, as well as the number of issued and outstanding Quest stock options as of July 19, 2010, a minimum of 37,500,000 Shares and a maximum of 44,444,444 Shares, or approximately 25.65% and 30.40%, respectively, of the total number of issued and outstanding Shares (on a fully diluted basis), would be taken up and paid for under the Offer by the Corporation if the Purchase Price is Cdn$ 1.60 or Cdn$ 1.35, respectively (which are the respective maximum and minimum Purchase Prices under the Offer).

     If the aggregate purchase price (calculated at the Purchase Price) for Shares properly deposited by the Expiration Date (and not validly withdrawn) pursuant to Auction Tenders at or below the Purchase Price and pursuant to Purchase Price Tenders would be less than or equal to Cdn$ 60,000,000, the Corporation will purchase at the Purchase Price all Shares deposited upon the terms and subject to the conditions of the Offer. If the aggregate purchase price (calculated at the Purchase Price) for Shares properly deposited by the Expiration Date (and not withdrawn) pursuant to Auction Tenders at or below the Purchase Price and pursuant to Purchase Price Tenders would exceed Cdn$ 60,000,000, the Corporation will accept Shares for purchase first from all Odd Lot Holders (as defined herein) who properly deposited all their Shares pursuant to Auction Tenders at or below the Purchase Price or pursuant to Purchase Price Tenders. With respect to depositing Shareholders who are not Odd Lot Holders, the Corporation will accept Shares for purchase at the Purchase Price on a pro rata basis according to the number of Shares deposited (or deemed to be deposited) at or below the Purchase Price by the depositing Shareholders, less the number of Shares purchased from Odd Lot Holders, from Shareholders making Auction Tenders who properly deposit their Shares at or below the Purchase Price and from Shareholders making Purchase Price Tenders (with adjustments to avoid the purchase of fractional Shares). Quest will return all Shares not purchased under the Offer, including Shares deposited pursuant to Auction Tenders at prices greater than the Purchase Price and Shares not purchased because of pro ration or improper tenders.

     For purposes of the Offer, the Corporation will be deemed to have accepted for payment, subject to pro ration, Shares properly deposited, and not withdrawn, pursuant to Auction Tenders at or below the Purchase Price and pursuant to Purchase Price Tenders, having an aggregate purchase price of not more than Cdn$ 60,000,000, if, as and when the Corporation gives oral notice (to be confirmed in writing) or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

     As a result of the provisions described above, a Shareholder depositing Shares pursuant to an Auction Tender at Cdn$ 1.35, the lowest price in the range, and a Shareholder depositing Shares pursuant to a Purchase Price Tender, will each have such Shares purchased at the Purchase Price, if any Shares are purchased under the Offer, subject to the pro ration provisions described herein and the preferential acceptance of Odd Lots.

     For purposes of the Offer, the term “Odd Lots” means all Shares properly deposited by the Expiration Date (and not validly withdrawn), in accordance with the procedures set forth in this Offer to Purchase, pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders, by or on behalf of Shareholders who beneficially own on the Expiration Date an aggregate of fewer than 100 Shares (“Odd Lot Holders”). As set forth above, Odd Lots will be accepted for purchase before any pro ration. In order to qualify for this treatment, an Odd Lot Holder must properly deposit, pursuant to an Auction Tender at a price at or below the Purchase Price or pursuant to a Purchase Price Tender, all Shares beneficially owned by such Odd Lot Holder. Partial deposits will not qualify for this preference. This treatment is not available to holders of 100 or more Shares even if holders have separate share certificates for fewer than 100 Shares or hold fewer than 100 Shares in different accounts. Any Odd Lot Holder wishing to deposit all Shares beneficially owned, free of pro ration, must complete Box D -“Odd Lots” on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. Shareholders owning an aggregate of less than 100 Shares whose Shares are purchased pursuant to the Offer will not only avoid the payment of brokerage commissions, but will also avoid any odd-lot discounts, each of which may be applicable on a sale of their Shares in a transaction on the TSX or the NYSE Amex.

PROCEDURE FOR DEPOSITING SHARES

Proper Deposit of Shares

     To deposit Shares pursuant to the Offer, (i) the certificates for all deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares with signatures that are guaranteed if so required in accordance with the instructions in the Letter of Transmittal, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of the addresses listed in the Letter of Transmittal by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed, or (iii) such Shares must be transferred pursuant to the procedures for book-entry transfer described below (and a confirmation of such tender must be received by the Depositary, including a Book-Entry Confirmation or an Agent’s Message (each as defined below) if the tendering Shareholder has not delivered a Letter of Transmittal). The term “Book-Entry Confirmation” means a confirmation of a book-entry transfer of a Shareholder’s Shares by CDS Clearing and Depository Services Inc. (“CDS”). The term “Agent’s Message” means a message, transmitted by the Depository Trust Company (“DTC”) to and received by the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the Letter of Transmittal and that the Corporation may enforce such Letter of Transmittal against such participant.

     A Shareholder who wishes to deposit Shares under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares under the Offer.

     Participants of CDS in Canada or DTC in the United States should contact such depositary, or any other applicable depositary, to obtain instructions as to the method of depositing Shares under the terms of the Offer.

     In accordance with Instruction 5 in the Letter of Transmittal, or the Book-Entry Confirmation or Agent’s Message in lieu thereof, (a) each Shareholder desiring to deposit Shares pursuant to the Offer must indicate in Box A — “Type of Tender” in such Letter of Transmittal, or the Book-Entry Confirmation or Agent’s Message in lieu thereof, or, if applicable, the Notice of Guaranteed Delivery, whether such Shareholder is depositing Shares pursuant to an Auction Tender or a Purchase Price Tender, and (b) each Shareholder desiring to deposit Shares pursuant to an Auction Tender must further indicate, in Box B — “Auction Tender Price (in Canadian Dollars) Per Share at Which Shares Are Being Deposited” in such Letter of Transmittal, or the Book-Entry Confirmation or Agent’s Message in lieu thereof, the price per Share (in increments of Cdn$ 0.01 per Share) at which such Shares are being deposited. Under (a) and (b), respectively, only one box may be checked.

     If a Shareholder wishes to deposit Shares in separate lots at different prices and/or a different type of tender for each lot, such Shareholder must complete a separate Letter of Transmittal, or a Book-Entry Confirmation or Agent’s Message in lieu thereof, (and, if applicable, a Notice of Guaranteed Delivery) for each lot and price at which the Shareholder is depositing Shares. The same Shares cannot be deposited (unless previously properly withdrawn as provided in this Offer to Purchase under “Withdrawal Rights”) pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to an Auction Tender at more than one price. All Shares deposited by Shareholders who fail to specify an Auction Tender price for their Shares or fail to indicate that they have deposited their Shares pursuant to a Purchase Price Tender will be deemed to have deposited their Shares pursuant to a Purchase Price Tender.

     In addition, Odd Lot Holders who deposit all their Shares must complete Box D — “Odd Lots” in the Letter of Transmittal in order to qualify for the preferential treatment available to Odd Lot Holders as set forth in this Offer to Purchase under “Number of Shares and Pro Ration”.

     Shares deposited pursuant to an Auction Tender will only be taken up and paid for if the price specified in the Auction Tender is equal to or less than the Purchase Price.

Signature Guarantees

     No signature guarantee is required on a Letter of Transmittal if the Letter of Transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder appears on the share certificate deposited therewith, and payment and delivery are to be made directly to such registered holder. In all other cases, all signatures on a Letter of Transmittal must be guaranteed by a Canadian Schedule 1 chartered bank, a participating organization of Toronto Stock Exchange Inc., a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each such entity, an “Eligible Institution”). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States. See Instruction 1 in the Letter of Transmittal.

     If a certificate representing Shares is registered in the name of a person other than the signatory to a Letter of Transmittal, or if payment is to be made, or certificates representing Shares not purchased or deposited are to be issued to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or stock power signature guaranteed by an Eligible Institution.

Book-Entry Transfer Procedures — CDS

     Any financial institution that is a participant in CDS may make book-entry delivery of the Shares through the CDS on-line tendering system pursuant to which book-entry transfers may be effected (“CDSX”) by causing CDS to deposit such Shares to the Depositary in accordance with the applicable CDS procedures. Delivery of Shares to the Depositary by means of book-entry through CDSX will constitute a valid tender under the Offer.

     Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiration Date. Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer via book-entry of their holdings with CDS, shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered to be a valid tender in accordance with the terms of the Offer. Delivery of documents to CDS does not constitute delivery to the Depositary.

Book-Entry Transfer Procedures — DTC

     Any financial institution that is a participant in DTC may make book-entry delivery of Shares by causing DTC to deposit such Shares to the Depositary in accordance with DTC’s procedures.

     Although delivery of Shares may be effected under the Offer at DTC, a Letter of Transmittal (or a manually executed photocopy thereof) with any required signature guarantees, or (in the case of a book-entry transfer) an Agent’s Message in lieu of a Letter of Transmittal and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address in Toronto on or prior to the Expiration Date in connection with the tender of such Shares. Delivery of documents to DTC does not constitute delivery to the Depositary.

     Holders who are tendering by book-entry at DTC may execute their tender through DTC’s Automated Tender Offer Program (“ATOP”) by transmitting their acceptance to DTC in accordance with DTC’s ATOP procedures. DTC will then verify the acceptance and send a message to the Depositary. Delivery of the message by DTC will satisfy the terms of the Offer in lieu of execution and delivery of a Letter of Transmittal by the participant identified in the Agent’s Message. Accordingly, a Letter of Transmittal need not be completed by a Shareholder tendering through ATOP.

Method of Delivery

     The method of delivery of certificates representing Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates representing Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended and the mailing must be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. Delivery of a share certificate representing Shares will only be treated as having been made upon actual receipt of such share certificate representing Shares by the Depositary.

Guaranteed Delivery

     If a Shareholder wishes to deposit Shares pursuant to the Offer and cannot deliver certificates for such Shares, the book-entry transfer procedures described above cannot be completed before the Expiration Date or time will not permit all required documents to reach the Depositary by the Expiration Date, such Shares may nevertheless be deposited if all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)

a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Corporation or a manually executed photocopy thereof (indicating the type of tender and, in the case of an Auction Tender, the price specified for the Shares being deposited) is received by the Depositary, at its office in Toronto, Ontario, as set out in the Notice of Guaranteed Delivery, by the Expiration Date; and

(c)

the share certificates for all deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto, Ontario, office, before 5:00 p.m. (Toronto time) on or before the third trading day on the TSX after the Expiration Date.

     The Notice of Guaranteed Delivery may be hand delivered, couriered, mailed or transmitted by facsimile transmission to the Toronto, Ontario, office of the Depositary listed in the Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     The tender information specified in a Notice of Guaranteed Delivery by a person completing such Notice of Guaranteed Delivery will, in all circumstances, take precedence over the tender information that is specified in the related Letter of Transmittal that is subsequently deposited.

     Payment for Shares deposited and accepted for payment pursuant to the Offer for which a Notice of Guaranteed Delivery was delivered in accordance with the requirements set forth above will be made only after timely receipt by the Depositary of certificates for such Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares with signatures that are guaranteed if so required and any other documents required by the Letter of Transmittal.

Determination of Validity

     All questions as to the number of Shares to be taken up, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares, will be determined by the Corporation, in its sole discretion, which determination will be final and binding on all parties. Quest reserves the absolute right to reject any or all deposits of Shares determined by it in its sole discretion not to be in proper form or not completed in accordance with the instructions set forth herein and in the Letter of Transmittal or the acceptance for payment of, or payment for, which may, in the opinion of the Corporation’s counsel, be unlawful under the laws of any jurisdiction. Quest also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any deposit of Shares. No deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Corporation, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in any deposit or incur any liability for failure to give any such notice. The Corporation’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.

     Under no circumstances will interest accrue or be paid by Quest or the Depositary on the Purchase Price to any person depositing Shares regardless of any delay in making payment, including any delay in making payment to any person using the guaranteed delivery procedures, and the payment for Shares deposited pursuant to the guaranteed delivery procedures will be the same as that for Shares delivered to the Depositary on or prior to the Expiration Date, even if the Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary at such date and, therefore, payment by the Depositary on account of such Shares is not made until after the date the payment for the Deposited Shares accepted for payment pursuant to the Offer is to be made by the Corporation.

Formation of Agreement

     The proper deposit of Shares pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Shareholder and the Corporation, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

Prohibition on “Short” Tenders

     It is a violation of Section 14(e) of the Exchange Act and Rule 14e-4 promulgated thereunder for a person, directly or indirectly, to deposit Shares for a person’s own account unless, at the time of the deposit and at the end of the day on the Expiration Date, such person (i) has a net long position equal to or greater than the number of (x) the Shares deposited or (y) other securities immediately convertible into, exercisable, or exchangeable for the number of the Shares deposited and upon acceptance of such person’s deposit, will acquire such Shares for deposit by conversion, exercise or exchange of such other securities and (ii) will deliver or cause such Shares to be delivered in accordance with the terms of the Offer. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the deposit or guarantee of deposit on behalf of another person. The deposit of Shares to the Offer pursuant to any procedures described herein will constitute a representation to the Corporation by the Shareholder that (i) such Shareholder has a net long position in the Shares being deposited within the meaning of Rule 14e-4 and (ii) the deposit of such Shares complies with Rule 14e-4.

WITHDRAWAL RIGHTS

     Except as otherwise expressly provided herein, deposits of Shares pursuant to the Offer will be irrevocable. Shares deposited pursuant to the Offer may be withdrawn by a Shareholder:

(a)	at any time prior to the Expiration Date;

(b)	at any time after the Expiration Date if the Shares have not been taken up by the Corporation before actual receipt by the Depositary of a notice of withdrawal with respect to such Shares;

(c)	if the Shares have been taken up but not paid for by the Corporation within three business days of being taken up; or

(d)

at any time before the expiration of 10 days from the date that a notice of change or notice of variation (other than a variation that (i) consists solely of an increase in the consideration offered for the Shares under the Offer where the time for deposit is not extended for greater than 10 days, or (ii) consists solely of the waiver of a condition of the Offer) has been given in accordance with this Offer (see “Extension and Variation of the Offer”).

     For a withdrawal to be effective, a notice of withdrawal in writing must actually be received by the Depositary by the dates specified above at the place of deposit of the relevant Shares. Any such notice of withdrawal (i) must be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Shares being withdrawn or, in the case of Shares tendered by a CDS participant through CDSX or a DTC participant through ATOP, be signed by such participant in the same manner as the participant’s name is listed on the applicable Book-Entry Confirmation or Agent’s Message, or be accompanied by evidence sufficient to the Depositary that the person withdrawing the tender has succeeded to the beneficial ownership of the Shares, and (ii) must specify the name of the person who deposited the Shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Shares, and the number of Shares to be withdrawn. If the certificates for the Shares deposited pursuant to the Offer have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the depositing Shareholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in this Offer to Purchase under “Procedure for Depositing Shares”), except in the case of Shares deposited by an Eligible Institution. A withdrawal of Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal shall take effect only upon actual receipt by the Depositary of a properly completed and executed notice of withdrawal in writing.

     A Shareholder who wishes to withdraw Shares from the Offer and who holds Shares through an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to withdraw such Shares from the Offer. Participants of CDS or DTC should contact such depositary with respect to the withdrawal of Shares from the Offer.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Corporation, in its sole discretion, which determination shall be final and binding for all purposes. None of the Corporation, the Depositary or any other person shall be obligated to give any notice of any defect or irregularity in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice.

     Any Shares properly withdrawn will thereafter be deemed not deposited for purposes of the Offer. However, withdrawn Shares may be redeposited prior to the Expiration Date by again following the procedures described herein. See “Procedure for Depositing Shares”.

     If Quest extends the period of time during which the Offer is open for acceptance, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to Quest’s rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of Quest all Shares deposited under the Offer. In the event of such retention, such Shares may not be withdrawn except to the extent depositing Shareholders are entitled to withdrawal rights as described herein.

CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, the Corporation shall not be required to accept for purchase, to purchase or to pay for any Shares deposited, and may withdraw, terminate, cancel or amend the Offer or may postpone the taking up or payment for Shares deposited, if, at any time before the payment for any such Shares, any of the following events shall have occurred (or shall have been determined by the Corporation, in its sole judgment, to have occurred) and which, in Quest’s sole judgment in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for purchase, purchase or payment:

(a)

there shall have been threatened, pending or taken any action, suit or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of some or all of the Shares by the Corporation or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) seeking material damages or that otherwise, in the sole judgment of the Corporation, has or may have a material adverse effect on the Shares or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of the Corporation or its affiliates taken as a whole or has impaired or may materially impair the contemplated benefits of the Offer to the Corporation or the Shareholders;

(b)

there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment, order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Corporation or its affiliates by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction that, in the sole judgment of the Corporation, might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or, in the sole judgment of the Corporation, would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits to the Corporation or the Shareholders of the Offer;

(c)

there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) a natural disaster or the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada, the United States, or any other region where the Corporation maintains significant business activities, (iv) any limitation by any government or governmental authority or regulatory or administrative agency or any other event that, in the sole judgment of the Corporation, might affect the extension of credit by banks or other lending institutions, (v) any significant decrease in the market price of the Shares since the close of business on July 16, 2010, the last full trading day prior to the date of the Offer, (vi) any change in general political, market, economic or financial conditions that has or may have a material adverse effect on the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of the Corporation or its affiliates, or the trading in, or value of, the Shares, (vii) any decline in any of the S&P/TSX Composite Index, the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Industrial Companies by an amount in excess of 10%, measured from the close of business on July 16, 2010, the last full trading day prior to the date of the Offer, or (vii) any material change in short-term or long-term interest rates in Canada or the United States;

(d)

there shall have occurred any change or changes (or any development involving any prospective change or changes) in the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of the Corporation or its affiliates that, in the sole judgment of the Corporation, has, have or may have a material adverse effect with respect to the Corporation or its affiliates taken as a whole;

(e)

any take-over bid or tender or exchange offer with respect to some or all of the securities of the Corporation, or any merger, amalgamation, arrangement, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving the Corporation or its affiliates, other than the Offer, shall have been proposed, announced or made by any individual or entity other than Quest;

(f)

the Corporation shall have determined, in its sole judgment, that the Purchase Price for a Share would exceed the fair market value of such Share at the time of the acquisition of such Share by the Corporation pursuant to the Offer, determined without reference to the Offer;

(g)

the Corporation shall have concluded, in its sole judgment, that the Offer or the taking up and payment for any one or more of the Shares by the Corporation is illegal or not in compliance with applicable law, or that necessary exemptions under applicable securities legislation, including exemptions from the valuation requirements, are not available to the Corporation for the Offer and, if required under any such legislation, the Corporation shall not have received the necessary exemptions from or approvals or waivers of the appropriate courts or applicable securities regulatory authorities in respect of the Offer;

(h)

any change shall have occurred or been proposed to the Income Tax Act (Canada) or the Income Tax Regulations, as amended, or to the publicly available administrative policies or assessing practices of the Canada Revenue Agency, that, in the sole judgment of the Corporation, is detrimental to the Corporation or its affiliates taken as a whole or to a Shareholder, or with respect to making the Offer or taking up and paying for Shares deposited under the Offer;

(i)

any change shall have occurred or been proposed to the United States Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder, or publicly available administrative policies of the U.S. Internal Revenue Service, or the equivalent laws, regulations and policies of another jurisdiction where one or more Shareholders are resident, that, in the sole judgment of the Corporation, is detrimental to the Corporation or its affiliates taken as a whole or to a Shareholder, or with respect to making the Offer or taking up and paying for Shares deposited under the Offer;

(j)

the Corporation shall have determined that the consummation of the Offer is reasonably likely to cause the Shares to be delisted from the TSX or the NYSE Amex or to be eligible for deregistration under the Exchange Act;

(k)	Primary Capital shall have withdrawn or amended its opinion with respect to the liquidity of the Shares; or

(l)

the Corporation shall have determined, in its sole judgment, that the Corporation would not be able to satisfy the requirements to qualify as a MIC at all times throughout the taxation year of the Corporation in which the Offer would otherwise be completed.

     The foregoing conditions are for the sole benefit of the Corporation and may be asserted by the Corporation, in its sole discretion, regardless of the facts or circumstances giving rise to any such events, or may be waived by the Corporation, in its sole discretion, in whole or in part, if not satisfied on or prior to the Expiration Date. The failure by the Corporation at any time to exercise its rights under any of the foregoing conditions, or delay in doing so, shall not be deemed a waiver of any such right; any waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

     Any waiver of a condition or the withdrawal of the Offer by the Corporation shall be deemed to be effective on the date on which notice of such waiver or withdrawal by the Corporation is delivered or otherwise communicated, in writing, to the Depositary at its principal office in Toronto, Ontario. Quest, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX, the NYSE Amex and any applicable Canadian and United States securities regulatory authorities. If the Offer is withdrawn, the Corporation shall not be obligated to take up, accept for purchase or pay for any Shares deposited under the Offer, and the Depositary will return all certificates relating to deposited Shares, Letters of Transmittal and Notices of Guaranteed Delivery and any related documents to the parties by whom they were deposited.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     After it has determined the Purchase Price, the Corporation will publicly announce the Purchase Price and will take up the Shares to be purchased pursuant to the Offer promptly after the Expiration Date, but in any event not later than ten days after such time. The Corporation will pay for such Shares within three business days after taking up the Shares. The Corporation will acquire Shares to be purchased pursuant to the Offer and title thereto upon having taken up such Shares even if payment therefor shall not have been effected.

Number of Shares

     For purposes of the Offer, the Corporation will be deemed to have accepted for payment, subject to pro ration, Shares properly deposited, and not withdrawn, pursuant to Auction Tenders at or below the Purchase Price and pursuant to Purchase Price Tenders, having an aggregate purchase price of not more than Cdn$ 60,000,000, if, as and when the Corporation gives oral notice (to be confirmed in writing) or written notice to the Depositary at its principal office in Toronto, Ontario of its acceptance of such Shares for payment pursuant to the Offer.

Payment

     The Purchase Price payable by the Corporation, and thus the amount owing to any depositing Shareholder, will be denominated in Canadian dollars.

     Payment for Shares accepted for purchase pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Shares with the Depositary (by bank transfer or other means satisfactory to the Depositary, acting reasonably), who will act as agent for the depositing Shareholders for the purposes of receiving payment from the Corporation and transmitting such payment to the depositing Shareholders. Receipt by the Depositary from the Corporation of payment for such Shares will be deemed to constitute receipt of payment by such depositing Shareholders. Under no circumstances will interest be paid by the Corporation or the Depositary to Shareholders depositing Shares by reason of any delay in paying for any Shares or otherwise.

     In the event of pro ration of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, the Corporation will determine the pro ration factor and pay for those deposited Shares accepted for payment as soon as practicable after the Expiration Date. However, the Corporation does not expect to be able to announce the final results of any such pro ration for at least three business days after the Expiration Date.

     Certificates for all Shares not purchased, including all Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price, and Shares not purchased due to pro ration or improper tenders, will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.

     The Offer provides Shareholders with the opportunity to sell their Shares without incurring brokerage commissions. However, Shareholders are cautioned to consult with their own investment dealer, stock broker, bank, trust company or other nominee to determine whether any fees or commissions are payable to their investment dealer, stock broker, bank, trust company or other nominee in connection with a deposit of Shares pursuant to the Offer. Quest will pay all fees and expenses of the Depositary in connection with the Offer.

     The Purchase Price for Shares deposited and purchased will be paid by cheque issued to the order of, and certificate(s) representing Shares not deposited or not purchased under the Offer will be issued to, the person signing the relevant Letter of Transmittal or in the name of such other person as specified by the person signing the Letter of Transmittal by properly completing the appropriate box of such Letter of Transmittal. Unless the depositing Shareholder instructs the Depositary to hold the cheque for pick-up by checking Box H — “Hold For Pick-Up” in the Letter of Transmittal, the cheque and certificates will be forwarded by first-class mail, postage prepaid, to the payee at the address specified in the Letter of Transmittal. In the absence of an address being provided, cheques or certificates representing all Shares not purchased will be forwarded to the address of the person as shown on the share register for the Shares.

EXTENSION AND VARIATION OF THE OFFER

     Subject to applicable law, the Corporation expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified herein shall have been satisfied or waived, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written notice, or oral notice (to be confirmed in writing), of extension or variation to the Depositary and by causing the Depositary to provide to all Shareholders, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth herein. After giving notice of an extension or variation to the Depositary, the Corporation will make a public announcement of the extension or variation (such announcement, in the case of an extension, is to be issued no later than 9:00 a.m. (Toronto time) on the next business day after the last previously scheduled or announced expiration date) and provide or cause to be provided notice of such extension or variation to the TSX, the NYSE Amex and any applicable Canadian and United States securities regulatory authorities. Any notice of extension or notice of variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated, in writing, to the Depositary at its principal office in Toronto, Ontario.

     Where the terms of the Offer are varied (other than a variation consisting solely of a waiver of a condition of the Offer or any extension of the Offer resulting from the waiver), the period during which Shares may be deposited pursuant to the Offer shall not expire before ten days after the notice of variation has been mailed, delivered or otherwise properly communicated to Shareholders unless otherwise permitted by applicable legislation. During any such extension or in the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Corporation in accordance with the terms of the Offer, subject to the terms and conditions set forth in this Offer to Purchase under “Acceptance for Payment and Payment for Shares” and “Withdrawal Rights”. An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by the Corporation of its rights in this Offer to Purchase.

     Notwithstanding the foregoing, except as provided by applicable Canadian securities legislation, the Offer may not be extended by the Corporation if all the terms and conditions of the Offer have been complied with (except those waived by the Corporation), unless the Corporation first takes up and pays for all Shares properly deposited under the Offer and not withdrawn.

     The Corporation also expressly reserves the right, in its sole and absolute discretion, (i) to terminate the Offer and not take up and pay for any Shares not theretofore taken up and paid for upon the occurrence of any of the events, or failure to satisfy any of the conditions, specified in this Offer to Purchase under “Conditions of the Offer”, and/or (ii) at any time or from time to time, to amend the Offer in any respect, subject to applicable Canadian securities legislation.

     Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement. Without limiting the manner in which the Corporation may choose to make any public announcement, except as provided by applicable law, the Corporation shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through its usual news wire service or any other news wire service.

     If the Corporation makes a material change in the terms of the Offer or the information concerning the Offer, the Corporation will extend the time during which the Offer is open to the extent required under applicable Canadian securities legislation.

PAYMENT IN THE EVENT OF MAIL SERVICE INTERRUPTION

     Notwithstanding the provisions of the Offer, cheques in payment for Shares purchased under the Offer and certificates for any Shares to be returned will not be mailed if the Corporation determines that delivery by mail may be delayed. Persons entitled to cheques or certificates that are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Shares were delivered until the Corporation has determined that delivery by mail will no longer be delayed. Quest will provide notice, in accordance with the Offer, of any determination not to mail under this section as soon as reasonably practicable after such determination is made. The deposit of cheques with the Depositary in these circumstances will constitute delivery to the persons entitled to them.

ENCUMBRANCES AND DIVIDENDS

     Shares acquired pursuant to the Offer shall be acquired by the Corporation free and clear of all liens, charges, hypothecs, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions that may be paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date upon which the Shares are taken up and paid for under the Offer shall be for the account of such Shareholders. Each Shareholder of record on that date will be entitled to receive that dividend or distribution, whether or not such Shareholder deposits Shares pursuant to the Offer.

     Each depositing Shareholder will be bound by a representation and warranty that such Shareholder has full power and authority to deposit, sell, assign and transfer the deposited Shares and any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the deposited Shares with a record date on or after the date that Quest takes up and accepts for purchase the deposited Shares and that, if the deposited Shares are taken up and accepted for purchase by Quest, Quest will acquire good title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom.

NOTICE

     Without limiting any other lawful means of giving notice, any notice to be given by the Corporation or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered Shareholders at their respective addresses as shown on the share registers maintained in respect of the Shares, and will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite (i) any accidental omission to give notice to any one or more Shareholders, and (ii) any interruption of mail service in Canada, the United States or elsewhere following mailing. In the event of an interruption of mail service following mailing, the Corporation will use reasonable efforts to disseminate the notice by other means, such as publication. If post offices in Canada or the United States are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which the Corporation or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is issued by way of a news release and if it is published once in the National Post or The Globe and Mail, in La Presse and in The Wall Street Journal.

OTHER TERMS OF THE OFFER

(a)

No investment dealer, stock broker, bank, trust company or other person has been authorized to give any information or to make any representation on behalf of the Corporation or the Board of Directors other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized by the Corporation or the Board of Directors.

(b)

It is a term of the Offer that, for the purposes of subsection 191(4) of the Income Tax Act (Canada), the “specified amount” in respect of each Share shall be the closing price on the TSX on the Expiration Date for the Shares (the “Specified Amount”). Shareholders should carefully consider the income tax consequences of accepting the Offer. See “Issuer Bid Circular — Certain Canadian Federal Income Tax Considerations” and “Issuer Bid Circular — Certain United States Federal Income Tax Considerations”.

(c)

The Offer and all contracts resulting from the acceptance thereof shall be governed by, and construed in accordance with the laws of, the Province of Ontario and the laws of Canada applicable therein. Each party to a contract resulting from an acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

(d)

Quest, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer, the pro rata entitlement of each depositing Shareholder, if applicable, and the validity of any withdrawal of Shares.

(e)

The Offer is not being made to, and deposits of Shares will not be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Quest may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

     Neither Quest nor its Board of Directors, in making the decision to present the Offer to Shareholders, makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Shareholders are urged to consult their own financial, legal, investment and tax advisors and make their own decision whether to deposit Shares to the Offer and, if so, how many Shares to deposit, and at what price or prices.

   The accompanying Circular, together with this Offer to Purchase, constitutes the issuer bid circular required under Canadian securities legislation applicable to the Corporation with respect to the Offer.

     The accompanying Circular contains additional information relating to the Corporation and the Offer and the Corporation urges you to read it, the Letter of Transmittal and the Notice of Guaranteed Delivery.

DATED this 19th day of July 2010.

QUEST CAPITAL CORP.

By: (Signed) BRIAN E. BAYLEY

President and Chief Executive Officer

By: (Signed) JIM GROSDANIS

Chief Financial Officer

ISSUER BID CIRCULAR

     This Circular is being furnished in connection with the offer by Quest to purchase, for not more than Cdn$ 60,000,000 in cash, up to a maximum of 44,444,444 of its Shares at a Purchase Price of not less than Cdn$ 1.35 per Share and not more than Cdn$ 1.60 per Share. Terms defined in the Offer to Purchase and not otherwise defined herein have the same meanings in this Circular. The terms and conditions of the Offer to Purchase are incorporated into and form part of this Circular. Reference is made to the Offer to Purchase for details of its terms and conditions.

QUEST CAPITAL CORP.

Nature of Business

     Quest’s current primary business is to provide real estate mortgage financings in Canada. Quest’s borrowers include owners of multi-unit residential buildings, land and commercial properties. In the latter part of 2008 and throughout 2009, Quest experienced an increase in its impaired loans and consequently Quest primarily focused on the collection and monetization of its existing loan portfolio rather than on the origination of new loans. The Corporation has made progress in this regard, and expects further monetization to occur during 2010. Proceeds from monetizations have been used to purchase non-recourse syndicated loans and to reinvest in mortgages, with remaining cash not being reinvested through further lending. As such, the Corporation has indicated its intention to recommence lending. Further details are contained in its Management Discussion and Analysis for the year ended December 31, 2009 and for the quarter ended March 31, 2010 (together, the “MD&A”).

     Since January 1, 2008, Quest has organized its business, operations and assets in order to qualify as a mortgage investment corporation (a “MIC”) for Canadian income tax purposes. A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada) (the “Tax Act”). A MIC does not pay corporate-level taxes when all taxable income is distributed to shareholders as dividends during a taxation year or within 90 days of its year end. Taxable Canadian shareholders receive dividend payments subject to Canadian tax as interest income. As of January 1, 2008, the Corporation has had to continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of any class of the issued and outstanding shares. A MIC is only permitted to lend on properties collateralized by Canadian real estate properties. Quest has continually met the criteria to maintain MIC eligibility since January 1, 2008 and intends to qualify as a MIC throughout the taxation year in which a Shareholder disposes of Shares pursuant to the Offer.

     Quest generates revenues through interest it receives on its loan portfolio. Quest’s revenues are subject to the return it is able to generate on its capital, its ability to reinvest funds as loans mature and are repaid, and the nature and credit quality of its loan portfolio, including the quality of the collateral security.

     The registered office of Quest is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8. Its principal office is located at 550 Burrard Street, Suite 1028, Bentall V, Vancouver, British Columbia V6C 2B5.

Additional Information

     Quest is subject to the information and reporting requirements of Canadian provincial securities laws and the rules of the TSX, the NYSE Amex and the Exchange Act and in accordance therewith files periodic reports and other information with securities regulatory authorities in Canada, the TSX, the NYSE Amex and the SEC, relating to its business, financial condition and other matters. Quest is required to disclose in such reports certain information, as of particular dates, concerning Quest’s directors and officers, their compensation, stock options granted to them, the principal holders of Quest’s securities and any material interest of such persons in transactions with Quest. The Corporation files reports, statements and other information with the Canadian Securities Administrators which may be accessed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) web site at www.sedar.com.

     Quest is also filing an issuer tender offer statement on Schedule 13E-4F with the SEC with respect to the Offer pursuant to Section 13(e)(1) of the Exchange Act and Rule 13e-4(g) promulgated thereunder. The Offer in the United States will be made on the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. Quest is subject to the informational requirements of the Exchange Act and in accordance therewith files annual reports and furnishes other reports and information with the SEC relating to its business, financial condition and other matters. The tender offer statement and such reports and other information filed or furnished by Quest may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet web site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Proposed Reorganization

     In May 2010, the Corporation and Sprott Consulting Limited Partnership (“SCLP”) entered into discussions about working together to restructure the business of the Corporation to transition it from real estate lending to natural resources lending, generally for resource companies that are smaller to intermediate sized in terms of capitalization. On June 9, 2010, the Corporation and SCLP signed a letter of intent (the “LOI”) pursuant to which the parties confirmed their mutual understanding and intention to work together concerning the restructuring of the business of Quest, the change in Quest’s lending strategy from real estate to natural resource lending, the rebranding and change of name of Quest, the investment in Quest by Sprott Inc. (together with its affiliates (as defined in the Securities Act (Ontario)), “Sprott”) and certain related persons by way of a private placement, the entering into of a management services agreement and certain related matters in respect of Quest and its governance and management described herein (collectively, the “Reorganization”). Management of Quest believes that by combining the Corporation’s asset base and lending expertise with SCLP’s deal flow, contacts and execution abilities, the Corporation expects to become a significant player in the natural resource lending sector and can create greater value for Shareholders.

     The LOI, a copy of which is available on SEDAR at www.sedar.com, contemplates that the following will take place in connection with the restructuring of the Corporation:

  Change in Lending Strategy: Quest will discontinue its current real estate lending business and will change its lending strategy to focus on natural resource lending. Its business will be primarily directed to bridge and mezzanine lending to precious metal mining, exploration and development companies and oil and gas companies and will include financing base metal mining, exploration and development companies and other resource related businesses.

  Management Services Agreement: SCLP will provide certain management services to the Corporation, including raising capital, managing all public filings and certain other matters, following the closing date of the Reorganization (the “Closing Date”), which will occur following the completion of the Offer, pursuant to the terms of a management services agreement between Quest and SCLP (the “MSA”) to be entered into by the parties, subject to the approval of the Shareholders. In connection with the entering into of the MSA, certain directors and officers of the Corporation were expected to enter into consulting and employment contracts with SCLP.

  Change of Name: Quest will seek the approval of the Shareholders to change its name from “Quest Capital Corp.” to “Sprott Resource Lending Corp.” (“SRLC”), or such other similar name as may be agreed to by the Corporation and SCLP. The purpose of the proposed name change is to reflect the change in the Corporation’s lending strategy and to capitalize on the goodwill attached to the Sprott name.

  Election of Directors: Under the MSA SCLP will be granted the right to nominate two directors to the board of directors of SRLC to serve following the Closing Date, subject to the approval of the Shareholders. SCLP has determined to initially nominate John Embry and Peter Grosskopf for election to the Board pursuant to such right. SCLP’s right to nominate future SCLP nominees, as well as the right of the SCLP nominees to serve as directors of the Corporation, shall only remain so long as the MSA is in effect.

  Private Placement: Within a period of seven days after the Expiration Date, Sprott and certain employees or clients of Sprott as SCLP may direct (each, a “Designee”) will make an investment in the Corporation through a private placement of Shares of up to Cdn$ 25,000,000 (the “Private Placement”). The Private Placement would be carried out pursuant to subscription agreements in customary form, having terms and conditions acceptable to SCLP and the Corporation, each acting reasonably, and be subject to any applicable regulatory, stock exchange or other applicable approvals. Participation in the Private Placement, which would be priced at the lower of the Purchase Price and Cdn$ 1.60 per Share, would be restricted to Sprott and its Designees.

  Change in Management: Following the execution and delivery by the Corporation of the MSA, A. Murray Sinclair and Brian Bayley will resign from their respective positions as Chairman and President and Chief Executive Officer of the Corporation. SCLP will, pursuant to the terms of the MSA, provide the Corporation with the services of a Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. Peter Grosskopf will serve as the Corporation’s President and Chief Executive Officer and Jim Grosdanis will serve as the Corporation’s Chief Financial Officer. The Corporation will announce the name of the individual who will serve as Chief Operating Officer, as well as the Chairman, at a later date expected to be in advance of the meeting of Shareholders to approve the Reorganization. In addition, Sandra Lee and Narinder Nagra will continue as Corporate Secretary and Senior Vice President, Asset Management, respectively, on a temporary basis until appropriate replacements are made.

  Dividend and Normal Course Issuer Bid Policy: The parties anticipate that the Board of Directors would establish, upon or following the Closing Date, a dividend policy providing for the payment of an annual dividend in a percentage equal to the average 30-year Government of Canada bond interest rate or similar index for the relevant year (the “Hurdle Rate”). It is also anticipated that the Board of Directors will establish, upon or following the Closing Date, a normal course issuer bid policy pursuant to which Quest would seek regulatory approval, from time to time, to enable it to repurchase its Shares in the event such Shares trade below their book value. These policies will be initiated shortly before the end of December 2010.

  Monetization and Redeployment: Quest’s existing real estate loan book will be monetized and redeployed into new resource loans.

  Substantial Issuer Bid: Quest agreed to make the Offer prior to completing the Reorganization.

  Break Fee: Pursuant to the terms of the LOI, SCLP will be entitled to the payment by Quest of a break fee of Cdn$ 1.5 million in the event that Quest enters into a competing transaction.

  Lock-Up Agreements: On June 9, 2009, A. Murray Sinclair, Brian Bayley, Rick Rule and Helmsdale Bank Corp. (collectively, the “Locked-Up Shareholders”) each entered into a support and voting agreement with SCLP (collectively, the “Support Agreements”). Pursuant to the terms of the Support Agreements, the Locked- Up Shareholders, have agreed to vote, or cause such Locked-Up Shareholders’ Shares to be voted, in favour of the Shareholders resolutions approving the Reorganization.

     The Corporation and SCLP have agreed that Sprott Lending Consulting Limited Partnership (“SLCLP”), an affiliate of SCLP, shall perform all the services and shall be entitled to all of the rights and obligations of SCLP under the LOI.

     The Corporation, a special purpose wholly-owned subsidiary of the Corporation and SLCLP shall enter into a partnership agreement (the “Partnership Agreement”), thereby creating a partnership (the “Partnership”) for the purpose of making bridge and mezzanine loans to precious and base metal mining, exploration and development companies and oil and gas companies and other resource related businesses (the “Partnership Business”). SLCLP will be the managing partner of the Partnership and the Corporation and a wholly-owned subsidiary will be the ordinary partners. The Corporation will initially invest in the Partnership the available free cash that is not required to operate its existing real estate lending portfolio. As the Corporation’s existing loan portfolio is monetized, the Corporation will invest additional free cash in the Partnership. Loans to be made by the Partnership will be approved by the Board or the Credit Committee of the Partnership and, for certain loans, the management of the Partnership.

     The completion of the Reorganization is subject to the satisfaction of a number of conditions including, among others, any applicable regulatory or other legal requirements, the settlement of definitive documentation and approval by the Shareholders. The Offer is not conditional on the Shareholder approval or consummation of the Reorganization. A management proxy circular (the “Reorganization Circular”) seeking the approval of the Shareholders including, without limitation, in respect of the entering into of the MSA and the Partnership Agreement, the proposed change of name of Quest, the increase in the maximum number of directors, the election of additional directors and other matters, is being mailed to Shareholders concurrently with the sending of this Offer.

     Further details of the Reorganization, including the proposed Partnership, the Partnership Agreement and the MSA are available in the Reorganization Circular in the section entitled “Matters Requiring Shareholder Approval – 1. Management Services”, available on SEDAR at www.sedar.com.

     Notwithstanding the foregoing, the Corporation does not expect that it will cease to qualify as a MIC during the taxation year in which a Shareholder disposes of Shares pursuant to the Offer.

PURPOSE AND EFFECT OF THE OFFER

     The Board of Directors of Quest has determined that the purchase of Shares pursuant to the Offer represents an effective and desirable use of part of Quest’s available cash for the following reasons:

(a)

Quest believes that the Offer is an equitable and efficient means to distribute up to an aggregate of Cdn$ 60,000,000 in cash to its Shareholders while providing Shareholders with an option to elect whether or not to participate in the distribution; and

(b)

the Offer provides Shareholders who are considering the sale of all or a portion of their Shares with an opportunity to determine the price at which they are willing to sell their Shares if such Shares are deposited pursuant to an Auction Tender, or the opportunity to deposit their Shares without specifying a price if such Shares are deposited pursuant to a Purchase Price Tender and, if any such Shares are purchased pursuant to the Offer, to sell such Shares for cash without the usual transaction costs associated with market sales. Shareholders whose Shares are not purchased under the Offer will realize a proportionate increase in their equity interest in Quest if Shares are purchased pursuant to the Offer.

     Furthermore, subject to Shareholder approval, Quest will discontinue its current real estate lending business and will change its lending strategy to focus instead on natural resource lending as part of the Reorganization. Its business will be primarily directed to bridge and mezzanine lending to precious metal mining, exploration and development, and oil and gas companies, and could potentially include lending to base metal mining, exploration and development companies and other resource related businesses. While the Offer is not dependent on the completion of this reorganization, the Board of Directors believes that the Offer will accommodate the needs of Shareholders who are focused on real estate by allowing them to tender their Shares to the Offer.

     The Board of Directors has entered into a Cdn$ 35,000,000 stand-by commitment provided by Middlemarch Partners Limited (“Middlemarch”) to fund part of the Offer should Quest’s efforts to monetize additional loans, together with the Corporation’s existing cash reserves, otherwise fail to be adequate to fund the full aggregate Purchase Price for Shares under the Offer.

     Neither Quest nor its Board of Directors, in making the decision to present the Offer to Shareholders, makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Shareholders are urged to consult their own financial, legal, investment and tax advisors and make their own decision whether to deposit Shares to the Offer and, if so, how many Shares to deposit, and at what price or prices.

Background to the Offer

     Quest has determined that pursuing a substantial issuer bid would be an efficient use of the Corporation’s financial resources for the reasons set out above.

     The Board of Directors considered the proposed Offer and whether it would be in the best interests of the Corporation. In evaluating the Offer, the Board of Directors gave careful consideration to a number of factors, including the following:

(a)

the Offer is an equitable and efficient means to distribute an aggregate of up to Cdn$ 60,000,000 in cash to its Shareholders while providing Shareholders with an option to elect whether or not to participate in the distribution;

(b)	after giving effect to the Offer, Quest will continue to have sufficient financial resources and working capital;

(c)

the Offer provides Shareholders with an opportunity to realize on all or a portion of their investment in the Corporation, should they desire liquidity, in quantities which might not otherwise be available in the market and without incurring brokerage commissions which might otherwise be payable on a sale of their Shares in a transaction on the TSX or the NYSE Amex;

(d)	depositing Shares under the Offer is optional and available to all Shareholders and, therefore, each Shareholder is free to accept or reject the Offer;

(e)	the Offer is not conditional upon any minimum number of Shares being deposited;

(f)

Shareholders who do not deposit their Shares to the Offer will realize a proportionate increase in their equity interest in the Corporation to the extent Shares are purchased by the Corporation pursuant to the Offer; and

(g)

it is reasonable to conclude that, following the completion of the Offer, there would be a market for holders of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer (see “Liquidity of Market” and Schedule A – Liquidity Opinion of Primary Capital Inc.).

     On July 12, 2010, the Board of Directors approved the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

     Subject to certain exceptions, Canadian securities laws prohibit the Corporation and its affiliates from acquiring any Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or date of termination of the Offer. Subject to applicable law, Quest may in the future purchase additional Shares on the open market, in private transactions, through issuer bids or otherwise. Any such purchases may be on the same terms or on terms that are more or less favourable to Shareholders than the terms of the Offer. Any possible future purchases by the Corporation will depend on many factors, including the market price of the Shares, the Corporation’s business and financial position, the results of the Offer and general economic and market conditions. The Shares purchased under the Offer will be cancelled by the Corporation.

     Shareholders should carefully consider the income tax consequences of accepting the Offer. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Liquidity of Market

     As at July 19, 2010, the Corporation had 139,529,934 issued and outstanding Shares and 98,854,599 issued and outstanding Shares comprising the “public float”, which consists of the issued and outstanding Shares excluding Shares beneficially owned, or over which control or direction is exercised, by related parties of the Corporation (as defined under applicable Canadian securities laws). For the purpose of the Offer, “related parties” are the directors and officers of the Corporation, as well as the directors and officers of affiliated entities of the Corporation and holders of Shares carrying more than 10% of the voting rights attached to all outstanding Shares. On the basis of the minimum Purchase Price under the Offer, the maximum number of Shares that the Corporation is offering to purchase pursuant to the Offer represents approximately 31.85 % of the Shares issued and outstanding as at July 19, 2010, or approximately 30.40 % of the Shares issued and outstanding on that date on a fully diluted basis (assuming the exercise of all Quest stock options as of July 19, 2010, there would be an aggregate of 146,194,100 Shares outstanding as of such date). If the Corporation purchases 44,444,444 Shares pursuant to the Offer (such number being the maximum number of Shares that may be purchased pursuant to the Offer from the “public float” and none of the “related parties” deposit their Shares pursuant to the Offer), the public float would be comprised of 54,410,155 Shares (assuming no exercise of options).

     In connection with the making of the Offer, the Corporation has determined that:

(a)	there are published markets for the Shares, namely both the TSX and the NYSE Amex;

(b)	during the 12-month period before June 10, 2010, the date prior to the announcement by Quest of its intention to make the Offer:

(i)

the number of the issued and outstanding Shares was at all times at least 5,000,000, excluding the Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by related parties and the Shares that were not freely tradeable;

	(ii)	the aggregate trading volume of the Shares was at least 1,000,000 shares on the TSX;

	(iii)	there were at least 1,000 trades in the Shares on the TSX; and

	(iv)	the aggregate value of the trades in Shares based on the price of the trades referred to in clause (iii) was at least Cdn$ 15,000,000; and

(c)

the market value of the Shares on the TSX, as determined in accordance with Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”), was at least Cdn$75,000,000 for May 2010, being the calendar month preceding the calendar month in which the Offer was announced.

     The Corporation has obtained a liquidity opinion (“Liquidity Opinion”) from Primary Capital Inc. (“Primary Capital”) as contemplated by MI 61-101. Primary Capital is a privately owned exempt market dealer based in Toronto, Canada. Primary Capital has been determined to be qualified and independent for the purposes of MI 61-101. Primary Capital (i) is not an insider, associate or affiliate of the Corporation, (ii) has not acted as an advisor to the Corporation in connection with the Offer, (iii) for its Liquidity Opinion, will be paid a fee of Cdn$ 40,000 plus applicable taxes and reasonable out-of-pocket expenses, payable upon the delivery of the Liquidity Opinion, and such fee is not contingent in any way on the conclusions in the Liquidity Opinion or the outcome of the Offer, (iv) has no financial interest in the outcome of the Offer, (v) is not a manager, co-manager or member of a soliciting dealer group for the Offer, (vi) is not the external auditor of the Corporation, and (vii) has been indemnified by the Corporation for certain liabilities arising out of its engagement to prepare and deliver the Liquidity Opinion. Primary Capital may, in the future, provide services to the Corporation and/or its affiliates in the ordinary course of its business.

     The Liquidity Opinion delivered by Primary Capital to the Board of Directors concludes that, based on and subject to the assumptions and limitations stated in the Liquidity Opinion, (i) there was a liquid market for the Shares for the Shareholders at the time of the making of the Offer, and (ii) it is reasonable for the Board of Directors to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for the Shareholders who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. A copy of the Liquidity Opinion of Primary Capital is attached hereto as Schedule A. The Liquidity Opinion is subject to the qualifications, assumptions and restrictions set out therein and this summary of the Liquidity Opinion is qualified in its entirety by reference thereto.

     The Board of Directors considered the anticipated effect of the Offer on the liquidity of the market for holders of Shares who do not deposit Shares under the Offer and, in doing so, reviewed the Liquidity Opinion and considered the following factors:

(a)

the maximum number of Shares that would be repurchased under the Offer, if the Purchase Price is determined to be Cdn$ 1.35, being the minimum Purchase Price under the Offer, would represent 31.85 % of the Shares issued and outstanding on the date prior to the announcement by Quest of its intention to make the Offer;

(b)

the extent by which the aggregate trading volume, number of trades and aggregate trading value of the Shares during the 12-month period preceding the date prior to the announcement by Quest of its intention to make the Offer, the size of the public float of the Shares, and the market value of the Shares, exceed the minimum “liquid market” requirements specified in MI 61-101; and

(c)

the number of Shares to be acquired under the Offer in relation to the public float, the aggregate trading volume and aggregate trading value of the Shares on the TSX and the NYSE Amex, the number of trades on the TSX and the NYSE Amex, and the market value of the Shares in the 12 months preceding the date of the announcement of the Offer.

     The Board of Directors determined that it is reasonable to conclude that, based upon the foregoing and the Liquidity Opinion, following the completion of the Offer, there will be a market for holders of the Shares who do not deposit Shares under the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. Quest is relying on the “liquid market exemption” specified in MI 61-101 and, as a consequence, is not required to obtain a formal valuation with respect to the Offer. Accordingly, the valuation requirements of applicable securities regulatory authorities in Canada applicable to issuer bids will not be applicable in connection with the Offer.

     The Shares are registered under the Exchange Act, which requires, among other things, that Quest furnish certain information to the SEC. Quest believes that the purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

CORPORATE STRUCTURE AND SHARE CAPITAL

Authorized and Issued and Outstanding Capital

     As of July 19, 2010, the record date for the mailing of the Offer to Shareholders, the authorized capital of Quest consisted of the following: (a) an unlimited number of common shares without par value; (b) an unlimited number of First Preferred Shares without par value; and (c) an unlimited number of Second Preferred Shares without par value, of which 139,529,934 common shares were issued and outstanding. Currently, there are no First Preferred Shares or Second Preferred Shares issued or outstanding.

     The issued and outstanding Shares as of July 19, 2010, along with potential Shares, are as follows:

Outstanding Shares	July 19, 2010

Issued and Outstanding Shares Common Shares	139,529,934

Potential Shares Options to acquire Common Shares (including unvested options)	6,664,166

Total Shares (fully diluted basis)	146,194,100

     The Shares are listed on the TSX and the NYSE Amex, under the symbols “QC” and “QCC”, respectively.

Shares

     Shareholders are entitled to one vote per Share at any annual or special meeting of the Shareholders, except for meetings at which any holders of a specified class or series of shares are entitled to vote. Shareholders shall be entitled to receive dividends, if, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the Board of Directors may, from time to time, determine. In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such distribution in priority to Shares, be entitled to participate in any distribution of the assets of the Corporation.

Preferred Shares

     The First Preferred Shares and Second Preferred Shares may be issued in one or more series. The directors of the Corporation may by resolution before the issue of any series alter the Corporation’s Articles of Continuance to fix the number of preferred shares in a series and create, attach and define special rights such as the payment of dividends and rights of redemption, conversion and retraction. Holders of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held at general meetings. Holders of Second Preferred Shares shall not be entitled as such to vote at any annual or special meeting of the Shareholders, except for meetings at which any holders of a specified class or series of shares are entitled to vote. Holders of First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and are entitled to preference over the Second Preferred Shares and the Shares. Holders of Second Preferred Shares of each series rank on a parity with the Second Preferred Shares of every other series and are entitled to preference over the Shares.

WITHDRAWAL RIGHTS

     The description of the withdrawal rights of Shareholders in the Offer to Purchase under “Withdrawal Rights”, is incorporated into and forms part of this Circular.

FINANCIAL STATEMENTS

     The audited annual consolidated financial statements of Quest as at and for the year ended December 31, 2009, and the unaudited interim consolidated financial statements of Quest as at and for the three-month period ended March 31 2010, have previously been mailed to Shareholders, and are available on the SEDAR web site at www.sedar.com, the EDGAR web site at www.sec.gov or Quest’s web site at www.questcapcorp.com. The interim consolidated financial statements of Quest as at and for the six-month period ended June 30, 2010, are expected to be released on or about August 6, 2010 and will be available on SEDAR, EDGAR and on Quest’s web site. Shareholders may obtain copies of the most recent interim financial statements, without charge, upon request to the Corporate Secretary of Quest, at 550 Burrard Street, Suite 1028, Bentall V, Vancouver, British Columbia V6C 2B5.

PRICE RANGE OF SHARES

Trading of Shares on Principal Markets

     The Shares are listed on the TSX and the NYSE Amex under the respective symbol “QC” and “QCC”.

     The following tables set forth the high and low closing prices per Share and the volumes of the Shares traded on the TSX and the NYSE Amex, respectively, as compiled from Dow Jones Factiva, for each month from January 2010 to July 2010.

	Common Shares (TSX)				Common Shares (NYSE Amex)
	High	Low			High	Low
	(Cdn$)	(Cdn$)	Volume		(US$)	(US$)	Volume

January 2010	1.40	1.19	5,398,206	January 2010	1.35	1.10	2,549,684
February 2010	1.30	1.21	1,441,790	February 2010	1.23	1.10	1,545,247
March 2010	1.36	1.22	6,539,793	March 2010	1.30	1.15	1,934,707
April 2010	1.44	1.27	13,977,741	April 2010	1.44	1.24	2,614,720
May 2010	1.39	1.26	3,132,061	May 2010	1.38	1.20	3,201,903
June 2010	1.54	1.26	4,184,499	June 2010	1.52	1.21	3,477,057
July 1, 2010 to July 16, 2010	1.58	1.45	1,819,854	July 1, 2010 to July 16, 2010	1.53	1.36	1,858,784

     On June 9, 2010, the last full trading day prior to the announcement by Quest of its intention to make the Offer, the closing prices per Share on the TSX and NYSE Amex were Cdn$ 1.27 and US$ 1.22, respectively. On July 16, 2010, the last full trading day prior to the date of the Offer, the closing prices on the TSX and NYSE Amex of the Shares were Cdn$ 1.55 and US$ 1.48, respectively.

     Shareholders are urged to obtain current market quotations for the Shares.

DIVIDENDS

     Consistent with its status as a MIC, Quest’s dividend policy has been to distribute substantially all of its taxable income to the Corporation’s shareholders in the form of dividends, whereas other issuers generally pay out only a portion of their taxable income to their shareholders. As a MIC, Quest can deduct dividends paid to shareholders during the year (and within 90 days thereafter) from its income for Canadian income tax purposes. Such dividends are taxable in the shareholders’ hands as interest. Further, a MIC can pay certain capital gains dividends which are taxed as capital gains in the shareholders’ hands. Refer to the Corporation’s MD&A under the “Dividend Policy” section thereof for the year ended December 31, 2009. Following the entering into of the MSA, the Board of Directors intends to establish a dividend policy providing for the payment of an annual dividend in a percentage equal to the Hurdle Rate. See “Proposed Reorganization” above.

     During its last two financial years, the Corporation has declared and paid cash dividends per Share as noted below:

Dividend per Share	Record Date	Payment Date
Cdn$ 0.025	March 14, 2008	March 31, 2008
Cdn$ 0.045	June 13, 2008	June 27, 2008
Cdn$ 0.045	September 15, 2008	September 30, 2008
Cdn$ 0.045	December 15, 2008	December 31, 2008

     The Corporation did not declare any dividends on its Shares in 2009 and has not declared any dividends to date in 2010.

     During its last two financial years, the Corporation has declared and paid dividends per First Preferred Share, Series A, as noted below:

Dividend per Share	Record Date	Payment Date
Cdn$ 0.068[1]	March 31, 2009	April 9, 2009
Cdn$ 0.067[1]	June 30, 2009	July 2, 2009
Cdn$ 0.068[1]	September 30, 2009	October 1, 2009
Cdn$ 0.047[2]	December 2, 2009	December 2, 2009
Cdn$ 0.051[2]	December 8, 2009	December 8, 2009
Cdn$ 0.058[2]	December 18, 2009	December 18, 2009
Cdn$ 0.068[2]	December 31, 2009	December 31, 2009
[1] Dividends for the March 31, 2009 and June 30, 2009 record dates were paid in Common Shares. Dividends for the September 30, 2009 record date were paid in cash.
[2] During December 2009, the Corporation redeemed preferred shares outstanding. For each tranche of shares redeemed, dividends owed at the date of redemption were paid in cash.

     The Corporation’s dividend policy is guided by its status as a MIC for purposes of the Tax Act. This status allows the Corporation to reduce its taxable income to a negligible amount through the payment of dividends to common and preferred shareholders after first utilizing any tax losses and other tax deduction carry-forwards available to it. Under the current economic circumstances, Quest cannot reasonably determine the precise timing, in the short term, of the utilization of its tax loss carry-forwards, but it is unlikely a dividend will be paid during 2010 or in the immediate future.

PREVIOUS PURCHASES AND SALES

     The only securities purchased by the Corporation during the 12-month period preceding the date of the Offer are the securities set out below in this Circular under “Previous Purchases”. The only securities distributed by the Corporation during the 5-year period preceding the date of the Offer are the securities set out below in this Circular under “Previous Distributions”.

Previous Purchases

     Effective December 30, 2008, the Corporation completed a private placement of Cdn$ 40,000,000 of Cumulative 13.5% First Preferred Shares, Series A, with voting rights. In September 2009, the preferred shareholders agreed to waive their retraction rights and further agreed to amend the redemption provisions attaching to the preferred shares, allowing the Corporation to redeem the First Preferred Shares, Series A in tranches of at least Cdn$ 2,500,000. In addition, the effective dividend rate was reduced from 13.50% to 12.75% on October 1, 2009, with a further planned reduction to 12.00% on January 1, 2010. In December 2009, the Corporation repurchased and retired all of its Cdn$ 40,000,000 First Preferred Shares, Series A.

     On December 16, 2009, the Corporation received approval from the TSX for a normal course issuer bid (“NCIB”), under which the Corporation may make open market purchases of its Shares over the TSX. Purchases pursuant to the NCIB commenced on December 18, 2009 and will terminate on December 17, 2010 or on such earlier date as the Corporation may complete its purchases or otherwise terminate the NCIB. Under the NCIB, the Corporation may purchase up to 12,132,650 Shares, which represents approximately 10% of the total of the Corporation’s public float as at December 10, 2009. The actual number of Shares purchased, the timing of the purchases and the prices at which the Shares will be purchased will depend upon future market conditions. A maximum of 42,793 Shares (being 25% of the average daily trading volume) may be purchased by Quest on any one day under the NCIB, except where purchases are made in accordance with the “block purchase” exemption under applicable TSX policies. The Corporation will pay market price at the time of acquisition for any Shares purchased under the NCIB. The Corporation will cancel shares purchased under the NCIB. As of July 19, 2010, the Corporation had purchased and cancelled 11,934,400 of its outstanding Shares under the NCIB through the facilities of the TSX at a weighted average price per Share of Cdn$ 1.35. In accordance with applicable Canadian securities laws, the Corporation has suspended repurchases of any Shares under the NCIB until after the expiry or termination of the Offer. As a result of previous purchases under the NCIB, only 198,250 Shares are available to be repurchased under the NCIB. Such Shares purchased by the Corporation pursuant to the NCIB were purchased at the prevailing market price at the time of purchase, at prices ranging from Cdn$ 1.17 to Cdn$ 1.41.

Previous Distributions

     On January 11, 2006, a total of 41,667 Shares were issued on the exercise of warrants attached to previously issued Shares.

     In February 2006, a total of 6,500,001 Shares were issued on the exercise of warrants attached to previously issued Shares.

     On March 2, 2006, a total of 2,291,667 Shares were issued on the exercise of warrants attached to previously issued Shares.

     On April 3, 2006, a total of 24,225 Shares were issued on the exercise of options held by the underwriting agents of a previous Share issuance.

     On April 27, 2006, a total of 15,625,000 Shares were issued in a public offering.

     In May 2007, a total of 86,850 Shares were issued on the exercise of options held by the underwriting agents of a previous Share issuance.

     On July 6, 2007, a total of 832,500 Shares were issued on the exercise of options held by the underwriting agents of a previous Share issuance.

     On August 23, 2007, a total of 100,000 Shares were issued on the exercise of options held by the underwriting agents of a previous Share issuance.

     On September 14, 2007, a total of 36,000 Shares were issued on the exercise of options held by the underwriting agents of a previous Share issuance.

     On October 24, 2007, a total of 8,400 Shares were issued on the exercise of options held by the underwriting agents of a previous Share issuance.

     On April 9, 2009, a total of 2,141,435 Shares were issued to the holders of First Preferred Shares, Series A, representing payment of the declared dividend.

     On July 2, 2009, a total of 1,571,135 Shares were issued to the holders of First Preferred Shares, Series A, representing payment of the declared dividend.

     Furthermore, during the five years preceding the Offer, Shares have been distributed upon the exercise of stock options. The table below indicates the number of Shares that were issued by the Corporation during the five years preceding the date of the announcement of the Offer upon the exercise of stock options:

	Number of	Average Exercise	Aggregate Proceeds
	Shares	Price	Received by
Year of Distribution	Issued	Per Share	Corporation
	(#)	(Cdn$)	(Cdn$)
2010 (up to June 9, 2010)	-	-	-
2009	-	-	-
2008	-	-	-
2007	883,333	1.78	1,571,300
2006	1,094,500	1.95	2,135,520

OWNERSHIP OF QUEST’S SECURITIES; ARRANGEMENTS CONCERNING SHARES

Ownership of the Securities of the Corporation

     The following table indicates, as at July 19, 2010, the number of outstanding securities of the Corporation beneficially owned, or over which control or direction was exercised, by each director and officer of the Corporation and, to the knowledge of the Corporation after reasonable enquiry, by each director and officer of its subsidiaries and each associate of a director or officer of the Corporation or its subsidiaries.

Name	Relationship with the Corporation	Number of Shares	% of Outstanding Shares	Number of Options to Acquire Shares	Average Exercise Price per Share (Cdn$)	% of Outstanding Options
Robert G. Atkinson	Director	450,000	0.32	150,000	2.09	2.25
Brian E. Bayley	Director, President and Chief Executive Officer	3,172,788	2.27	1,000,000	1.35	15.01
W. David Black	Lead Director	100,416	0.07	150,000	2.09	2.25
Frank B. Mayer	Director	1,040,200	0.75	200,000	1.76	3.00
Dale Peniuk	Director	20,000	0.01	250,000	2.55	3.75
Stewart J.L. Robertson	Director	100,000	0.07	150,000	1.16	2.25
A. Murray Sinclair	Chairman	20,068,597	14.38	1,000,000	1.35	15.01
Walter Traub	Director	100,000	0.07	250,000	2.55	3.75
Jim Grosdanis	Chief Financial Officer	40,000	0.03	1,000,000	1.72	15.01
Narinder Nagra	Senior Vice President, Asset Management	100,000	0.07	500,000	1.35	7.50
Korm Trieu	Vice President, Finance and Controller	-	-	225,000	1.57	3.38
Sandra Lee	Corporate Secretary	-	-	150,000	1.35	2.25

     To the knowledge of the Corporation and its directors and officers, after reasonable enquiry, no associate or affiliate of an insider of the Corporation, no associate or affiliate of the Corporation, no insider of the Corporation (other than a director or officer) and no person or company acting jointly or in concert with the Corporation, owns any securities of the Corporation except as otherwise disclosed. Based on publicly available information and to the knowledge of the directors and officers of the Corporation, as at July 19, 2010, the only persons who beneficially own, or exercise control or direction over, more than 10% of the voting rights attached to all outstanding Shares, are the following:

Name	Number of Common Shares(1)	Percentage of Outstanding Common Shares
A. Murray Sinclair	7,002,430 directly and 13,066,167 indirectly through Helmsdale Bank Corp.(2)	14.38%
Dundee Corporation	15,483,334	11.10%

Notes:
(1) Indicates the number of Common Shares as disclosed in publicly available sources and through enquiries.

(2) Mr. Sinclair beneficially owns but does not control or exercise direction over the Common Shares held by Helmsdale Bank Corp.

CONTRACTS, ARRANGEMENTS OR UNDERTAKINGS WITH SHAREHOLDERS

     There are no contracts, arrangements or undertakings, formal or informal, between Quest and any Shareholder or director or officer of Quest in relation to the Offer or any person or company with respect to any securities of Quest in relation to the Offer.

ACCEPTANCE OF OFFER

     To the knowledge of the Corporation and its directors and officers, after reasonable enquiry, no director or officer of the Corporation, no associate or affiliate of a director or officer of the Corporation, no insider of the Corporation (other than a director or officer) and no person or company acting jointly or in concert with the Corporation, has indicated any present intention to deposit any of such person’s or company’s Shares pursuant to the Offer except as noted below. However, in the event that the circumstances or decisions of any such persons or companies change they may decide to tender Shares to the Offer or sell their Shares through the facilities of the TSX, the NYSE Amex or otherwise during the period prior to the Expiration Date. See “Ownership of Quest’s Securities; Arrangements Concerning Shares” for information relating to the number of Shares held by each of the directors and officers of Quest and such other persons referred to in this Circular under “Ownership of Quest’s Securities; Arrangements Concerning Shares”.

     Pursuant to the terms of the Support Agreements, the Locked-Up Shareholders have agreed to not dispose of any of their Shares except pursuant to the terms of the Offer, and, in any event, the Locked-Up Shareholders have agreed to not dispose of any of their Shares prior to the meeting of Shareholders being held for the purpose of approving the Reorganization.

COMMITMENTS TO ACQUIRE SHARES

     Quest has no agreements, commitments or understandings to acquire securities of the Corporation, other than pursuant to the Offer. To the knowledge of the Corporation, after reasonable inquiry, no person or company referred to in this Circular under “Ownership of Quest’s Securities; Arrangements Concerning Shares” has any agreement, commitment or understanding to acquire securities of the Corporation. Although not an agreement, commitment or understanding to acquire securities of the Corporation, Quest is authorized to acquire up to 198,250 Shares under the NCIB.

BENEFITS FROM THE OFFER

     No person or company referred to in this Circular under “Ownership of Quest’s Securities; Arrangements Concerning Shares” will receive any direct or indirect benefit from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who does or does not participate in the Offer.

PRIOR SECURITIES TRANSACTIONS

     Walter M. Traub, a director of the Corporation, sold 50,000 Shares on the open market on July 5, 2010 at a price of Cdn$ 1.49. Based on the Corporation’s records and on information provided to the Corporation by its directors, officers and subsidiaries, except as otherwise disclosed, none of the Corporation or any of its directors, officers or subsidiaries, or, to the best of its knowledge, any of its subsidiaries’ directors and officers or associates of a director or officer of the Corporation or of any of its subsidiaries, has effected any transactions involving its Shares during the 60 days prior to July 19, 2010.

MATERIAL CHANGES IN THE AFFAIRS OF THE CORPORATION

     Except as described or referred to in the Offer (including under “Quest Capital Corp. – Proposed Reorganization”), the directors and officers of the Corporation are not aware of information which indicates that any material change has occurred in the affairs of Quest since March 31, 2010, the date of the most recent interim consolidated financial statements of the Corporation, other than such material changes which have been publicly disclosed or which would not reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

GOING PRIVATE TRANSACTION OR BUSINESS COMBINATION

     The Offer does not constitute, and is not intended to be followed by, a going private transaction or business combination. Canadian provincial and territorial securities laws prohibit Quest and its affiliates from acquiring any Shares other than pursuant to the Offer until at least 20 business days after the Expiration Date or the date of termination of the Offer. Subject to applicable law, Quest may in the future purchase additional Shares on the open market, pursuant to its existing or future normal course issuer bids (including, without limitation, as contemplated in the LOI), in private transactions, through subsequent issuer bids, or otherwise. Any such purchases may be on the same terms or on terms that are more or less favourable to Shareholders than the terms of the Offer. Any possible future purchases by Quest will depend on many factors, including the market price of the Shares, Quest’s business and financial position, the results of the Offer, and general economic and market conditions.

PRIOR VALUATIONS

     Pursuant to the provisions of MI 61-101, an issuer making an offer for its securities must, with certain limited exceptions, disclose every prior valuation or appraisal of its securities or any material asset made in the 24 months before the date of such offer whether or not prepared by an independent valuator which would reasonably be expected to affect the decision of a securityholder to retain or dispose of the securities affected by the offer. To the knowledge of the directors and officers of Quest no “prior valuations” (as defined in MI 61-101) regarding Quest or its material assets have been prepared within the 24 months preceding the date hereof.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes, as at the date hereof, the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Shareholder that sells Shares pursuant to the Offer and who, for purposes of the Tax Act and at all relevant times, (i) holds the Shares as capital property, and (ii) deals at arm’s length and is not “affiliated” (as defined in the Tax Act) with the Corporation (a “Holder”). Generally, the Shares will be considered to be capital property to a Shareholder provided that the Shareholder does not use or hold, and is not deemed to use or hold, the Shares in the course of carrying on a business and has not acquired the Shares in one or more transactions considered to be an adventure in the nature of trade.

     This summary does not apply to a Shareholder: (i) that is a “specified financial institution” (as defined in the Tax Act); (ii) a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market” rules in the Tax Act; (iii) an interest in which constitutes a “tax shelter investment” within the meaning of the Tax Act; or (iv) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency. All such Shareholders should consult their own tax advisors.

     This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), and on an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or in administrative policies and assessing practices, whether by legislative, regulatory, administrative or judicial action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

     This summary assumes that the Corporation will qualify as a MIC throughout the taxation year of the Corporation in which the disposition of Shares by a Holder pursuant to the Offer occurs. In order to so qualify for any particular taxation year, the Corporation must satisfy certain requirements specified in the Tax Act continuously throughout such taxation year. As a result, although the Corporation intends to qualify as a MIC throughout the taxation year of the Corporation in which the disposition of Shares by a Holder pursuant to the Offer occurs, there can be no assurance that the Corporation will so qualify. Holders are cautioned that the tax consequences to a Holder of a disposition of Shares to the Corporation pursuant to the Offer would be materially different than the tax consequences described in this summary if the Corporation does not qualify as a MIC continuously throughout the taxation year of the Corporation in which the disposition of Shares by a Holder pursuant to the Offer occurs. In particular, amounts described below in this summary as interest received by or paid to a Holder on a bond would instead be considered to be an amount received, and paid to, such Holder as a dividend on the Shares, which dividend would give rise to materially different tax consequences to Shareholders than those described below (including, in the case of a Non-Resident Shareholder (as defined below), to a liability for Canadian non-resident withholding tax in respect of the dividend). Holders are urged to consult their own tax advisors in this regard.

     This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors for advice with respect to the tax consequences to them of selling their Shares pursuant to the Offer, having regard to their own particular circumstances.

     The tax treatment of a sale of Shares by a Holder pursuant to the Offer may differ materially from the treatment which would generally apply to a sale by the Holder in the market. Accordingly, Holders may wish to consider selling their Shares in the market prior to the expiration of the Offer as an alternative to accepting the Offer. The selling price from such market sales may be different from the price paid by the Corporation pursuant to the Offer. Holders should consult their own tax advisors to determine whether doing so would be advantageous for them in their particular circumstances.

Shareholders Resident in Canada

     The following discussion applies to a Holder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada (a “Resident Shareholder”). Certain Shareholders resident in Canada who might not otherwise be considered to hold their Shares as capital property may, in certain circumstances, be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act to have such Shares and every other “Canadian security” owned by such Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property to such Shareholder by making this irrevocable election permitted by subsection 39(4) of the Tax Act.

     A Resident Shareholder that disposes of Shares pursuant to the Offer will be deemed to have received, and the Corporation will be deemed to have paid, an amount of interest payable on a bond issued by the Corporation equal to the amount by which the amount paid by the Corporation for such Shares exceeds the “paid-up capital” (within the meaning of the Tax Act) in respect of such Shares (the Corporation has established that the paid-up capital of the Shares for income tax purposes is at least Cdn$ 0.9195 per Share). The amount of such interest will be included as interest in computing the Resident Shareholder’s income for the taxation year in which it is received. The balance of the amount paid by the Corporation to acquire the Resident Shareholder’s Shares will constitute proceeds of disposition of such Shares.

     A Resident Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition of such Resident Shareholder’s Shares (determined as described above), net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Shares to the Resident Shareholder immediately before the time of disposition. See “Taxation of Capital Gains and Capital Losses” below.

     A Resident Shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the year may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which is defined to include amounts in respect of interest.

Taxation of Capital Gains and Losses

     In general, a Resident Shareholder will be required to include one-half of the amount of any capital gain (a “taxable capital gain”) realized in a taxation year in computing the Resident Shareholder’s income for the year and will be required to deduct one-half of any capital loss (an “allowable capital loss”) realized in the year against net taxable capital gains, if any, realized in the year. Allowable capital losses in excess of taxable capital gains realized in the year may generally be carried back three years or forward indefinitely and deducted against net taxable capital gains realized in such years, subject to the detailed rules and limitations contained in the Tax Act.

     In general terms, where a Resident Shareholder or a person affiliated with such Resident Shareholder has acquired Shares in a period beginning 30 days before the sale of Shares pursuant to the Offer and ending 30 days after the sale of Shares pursuant to the Offer and continues to hold such Shares (or in certain circumstances, a right to acquire such Shares) at the end of such 60-day period, and such Resident Shareholder has realized a capital loss on a sale of Shares pursuant to the Offer, then: (i) in the case of a Resident Shareholder that is a corporation, trust or partnership, all or a portion of such capital loss may be denied and suspended under the Tax Act, and (ii) in the case of all other Resident Shareholders, including individuals (other than trusts), all or a portion of such capital loss may be denied and added to the cost of other Shares held by such Resident Shareholders under the “superficial loss” rules contained in the Tax Act. Resident Shareholders to whom these rules may apply are urged to consult their own tax advisors with respect to the application of these rules in their particular circumstances.

     The amount of any capital loss realized by a Resident Shareholder that is a corporation will be reduced by the amount of dividends received, or deemed to have been received, on the Shares (including any dividends deemed to be received as a result of the sale of Shares to the Corporation pursuant to the Offer) to the extent and under the circumstances prescribed by the Tax Act. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that, directly or indirectly through a partnership or a trust, disposes of Shares pursuant to the Offer.

     Resident Shareholders (other than certain trusts) who are individuals and who realize net capital gains on the disposition of Shares pursuant to the Offer may be subject to an alternative minimum tax under the Tax Act.

     A Resident Shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the year may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which is defined to include amounts in respect of taxable capital gains.

Shareholders not Resident in Canada

     The following portion of the summary applies to a Holder who, at all relevant times, for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada, and does not and is not deemed to use or hold his Shares in carrying on business in Canada (a “Non-Resident Shareholder”). Special rules not discussed in this summary may apply to a non-resident insurer carrying on an insurance business in Canada and elsewhere, and any such insurers should consult their own tax advisors.

     A Non-Resident Shareholder that disposes of Shares pursuant to the Offer will be deemed to have received, and the Corporation will be deemed to have paid, an amount of interest payable on a bond issued by the Corporation equal to the amount by which the amount paid by the Corporation for such Shares exceeds the “paid-up capital” (within the meaning of the Tax Act) in respect of such Shares (the Corporation has established that the paid-up capital of the Shares for income tax purposes is at least Cdn$ 0.9195) . While the issue is not free from doubt, such interest should not be subject to Canadian non-resident withholding tax and the Corporation does not currently intend to withhold any amount in respect of Canadian non-resident withholding tax in this regard. The balance of the amount paid by the Corporation to acquire the Non-Resident Shareholder’s Shares will constitute proceeds of disposition of such Shares.

     A Non-Resident Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition of such NonResident Shareholder’s Shares (determined as described above), net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Shares to the Non-Resident Shareholder immediately before the time of disposition.

     A Non-Resident Shareholder who disposes of Shares to the Corporation pursuant to the Offer will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of such Shares unless the Shares are ‘‘taxable Canadian property’’ (as defined in the Tax Act) to such Non-Resident Shareholder at the time of disposition and the gain is not otherwise exempt from taxation in Canada pursuant to the terms of an applicable income tax convention or treaty.

     Generally, Shares will not constitute taxable Canadian property to a Non-Resident Shareholder unless (i) at any time during the 60-month period immediately preceding the disposition of the Shares, the Non-Resident Shareholder, persons with whom the NonResident Shareholder did not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation and (ii) at any time during such 60-month period, more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) and options in respect of, interests in, or for civil law rights in, any such properties. In addition, certain provisions of the Tax Act may deem property to be taxable Canadian property of a Non-Resident Shareholder in specific circumstances.

     Even if the Shares are taxable Canadian property to a Non-Resident Shareholder, any capital gain realized upon the disposition thereof may not be subject to tax under the Tax Act if such gain is exempt from taxation in Canada pursuant to the provisions of an applicable income tax treaty or convention. Non-Resident Shareholders should consult their own advisors with respect to the availability of any relief under the terms of an applicable income tax treaty or convention in their particular circumstances.

     In the event that the Shares constitute taxable Canadian property to a Non-Resident Shareholder and any capital gain realized upon a disposition thereof is not exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention, then in such circumstances, the tax consequences as described above under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” will generally apply. Such Non-Resident Shareholders whose Shares are taxable Canadian property should consult their own tax advisors in this regard.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS OFFER TO PURCHASE AND CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY SHAREHOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) THIS DISCUSSION WAS WRITTEN IN CONNECTION WITH PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS DISCUSSED IN THIS OFFER TO PURCHASE AND CIRCULAR; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON SUCH PERSON’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

     The following discussion summarizes certain U.S. federal income tax considerations generally applicable to ‘‘U.S. Holders’’ (as defined below) of Shares relating to the exchange of Shares for either an Auction Tender or a Purchase Price Tender received in response to the Offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), Treasury regulations promulgated thereunder, judicial authorities, published positions of the Internal Revenue Service (the ‘‘IRS’’) and other applicable authorities, all as in effect on the date hereof and all of which are subject to change, perhaps retroactively, and to differing interpretations, so as to result in U.S. federal income tax considerations different from those summarized below.

     For purposes of this summary, a ‘‘U.S. Holder’’ is a beneficial owner of Shares, who holds such Shares as a capital asset and who is, for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the United States;
  a corporation, or other entity taxable as a corporation, that is created or organized under the laws of the United States or any state thereof or the District of Columbia;
  an estate, the income of which is subject to taxation in the United States regardless of its source; or
  a trust if it has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions.

     There can be no assurance that the IRS will not challenge one or more of the tax considerations described in this summary, and the Corporation has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion from legal counsel with respect to the U.S. federal income tax considerations discussed herein. This summary addresses only certain considerations arising under U.S. federal income tax law, and does not address any other federal tax considerations or any tax considerations arising under the laws of any state, locality or non-U.S. taxing jurisdiction.

     This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such holder’s particular situation. In particular, this discussion deals only with U.S. Holders that hold Shares as capital assets, and does not address the special tax rules that may apply to special classes of taxpayers, such as, for example: securities broker-dealers; persons who hold Shares as part of a hedging, conversion, synthetic, wash or constructive sale, straddle or other integrated transaction; U.S. Holders whose functional currency is not the U.S. dollar; U.S. expatriates; persons who are owners of an interest in a partnership or other pass-through entity that is a holder of Shares; partnerships or other entities taxable as partnerships; regulated investment companies; financial institutions; insurance companies; traders that have elected a mark-to-market method of accounting; tax-exempt organizations; holders that own, directly, indirectly or by attribution, 10% or more of the Corporation’s outstanding voting share capital; persons who received their Shares upon the exercise of employee stock options or otherwise in connection with the performance of services; persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; persons that use or hold, will use or hold, or are or will be deemed to use or hold, Shares in connection with carrying on a business in Canada; or persons that have a permanent establishment in Canada for the purposes of the Canada-United States Income Tax Convention. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership that owns or may acquire Shares should consult the partner’s tax advisor regarding the specific tax consequences of the disposition, acquisition and ownership of the applicable Shares.

     This summary does not address the state, local, U.S. federal alternative minimum tax, or foreign tax consequences to U.S. Holders of the Offer or of any other matters discussed in this summary. Each U.S. Holder should consult its own tax advisor regarding the state, local, U.S. federal alternative minimum tax and foreign tax consequences to them of the Offer and such other matters.

Tax Considerations of U.S. Holders Who Accept the Offer

Tax Characterization of the Offer Generally

     The Corporation currently expects that the acquisition of Shares pursuant to the Offer is a taxable exchange and that each U.S. Holder of Shares who accepts the Offer will be fully taxable for U.S. federal income tax purposes.

Classification of the Corporation as a Passive Foreign Investment Company

     As described below, the tax considerations of the Offer to a particular U.S. Holder will depend on whether the Corporation is a passive foreign investment company (a ‘‘PFIC’’) during any year in which a U.S. Holder owned Shares. In general, a non-U.S. corporation is a PFIC for any taxable year in which either (i) 75% or more of the non-U.S. corporation’s gross income is ‘‘passive’’ income, or (ii) 50% or more of the average value, determined on the basis of a quarterly average, of the non-U.S. corporation’s assets produced or are held for the production of ‘‘passive’’ income. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Subject to certain limited exceptions Shares held (or deemed held) by a U.S. Holder at any time during a taxable year in which the Corporation was a PFIC are treated as shares of a PFIC in the hands of such holder for all subsequent years even if the Corporation did not meet the gross income or passive asset thresholds necessary to be classified as a PFIC in a subsequent year. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the taxable year in question. The Corporation believes that it was likely a PFIC for the year ended December 31, 2009 and anticipates that it likely will be a PFIC in subsequent taxable years. U.S. Holders are urged to consult their own U.S. tax advisors regarding the application of the PFIC rules to the Offer and the matters addressed herein.

Gain or Loss Generally

     The Corporation currently expects that the exchange of Shares for cash is a fully taxable event to a U.S. Holder. Such characterization would generally result in the following U.S. federal income tax consequences. A U.S. Holder will recognize gain or loss equal to the difference between (i) the cash received by such U.S. Holder in the Offer and (ii) the adjusted tax basis of such U.S. Holder in such Shares exchanged for cash.

     Subject to the modifications pursuant to the PFIC rules discussed below, any gain or loss recognized by the U.S. Holder would be short-term capital gain or loss, unless the holding period for the Shares exchanged was more than 12 months at the closing of the exchange made pursuant to the Offer, in which case any gain or loss recognized would be long-term capital gain or loss. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. The deduction of capital losses is subject to significant limitations.

Treatment of Recognized Gain if the Corporation is a PFIC — Non-Electing PFIC Shareholder

     If a U.S. Holder disposes of Shares in the Offer that were held by the U.S. Holder directly, indirectly or constructively during such time, if any, that the Corporation was a PFIC (shares in a PFIC are sometimes referred to herein as ‘‘PFIC Shares’’) and the U.S. Holder did not make a timely QEF Election or a Mark-to-Market Election with respect to its Shares (such elections being described below), gain realized from the sale of such U.S. Holder’s PFIC Shares will be taxed under the ‘‘excess distribution’’ regime. Under that regime, gain, if any, realized on that disposition will be allocated ratably on a daily basis to each day of the U.S. Holder’s holding period with respect to such shares. Gain allocated to any period preceding the first year in the holding period when the Corporation was a PFIC and gain allocated to the year of disposition will be treated as gain arising in the year of disposition and taxed at ordinary U.S. federal income tax rates for the year of disposition. Gain allocated to each of the other years (the ‘‘PFIC Years’’) will be taxed at the highest U.S. federal income tax rate in effect for each of those years, without regard to the U.S. Holder’s other items of income and loss for such year. Any such tax would be increased by an interest charge determined for each of the PFIC Years at the rate generally applicable to underpayments of tax for such taxable year. The sum of the taxes and interest calculated for all years will be an addition to the tax for the year in which the sale of the PFIC Shares occurs. A U.S. Holder that is not a corporation must treat the interest as non-deductible personal interest. A U.S. Holder who has previously made certain elections (as further described below) may be able to mitigate the adverse PFIC tax consequences that would apply to such U.S. Holder in the Offer if the Corporation is or has been a PFIC during the time such holder has held Shares.

Treatment of Recognized Gain if the Corporation is a PFIC — PFIC Shareholder who has made a Timely Qualified Electing Fund Election

     A U.S. Holder who has made a timely and effective election to treat the Corporation as a ‘‘qualified electing fund’’ under the Code for the first taxable year of the U.S. Holder’s holding period for the Shares during which the Corporation was a PFIC (a “QEF Election”) generally would not be subject to the PFIC rules discussed above. Instead, the electing U.S. Holder would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of the Corporation, whether or not such amounts are actually distributed, and would be taxable on gain recognized in the exchange pursuant to the Offer in the manner that a U.S. Holder would be taxable if the Corporation had not been a PFIC (as described above under ‘‘Gain or Loss Generally’’). However, this option would require significant information and undertakings from the Corporation, and, accordingly, it may not be, and may not have been, available to U.S. Holders.

Treatment of Recognized Gain if the Corporation is a PFIC — PFIC Shareholder who has made a Timely Mark-to-Market Election

     A U.S. Holder of PFIC Shares would also not be subject to the excess distribution regime if the U.S. Holder had made a timely and effective election to mark the PFIC Shares to market (a ‘‘Mark-to-Market Election’’). In the case of any U.S. Holder that has timely made an effective Mark-to-Market Election for the first taxable year of the U.S. Holder’s holding period for the Shares during which the Corporation was a PFIC, gain realized by such holder from the sale of PFIC Shares generally would be taxed at ordinary income tax rates.

U.S. Holders are urged to seek advice from their own tax advisors to discuss the particular tax consequences of the Offer applicable to them, including all aspects of the PFIC rules.

Foreign Currency Considerations

     In the case of a U.S. Holder that receives Canadian dollars in connection with the Offer, the amount realized will be based on the U.S. dollar value of the Canadian dollars received on the date of actual or constructive receipt, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars received by a U.S. Holder are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency exchange gain or loss (taxed as ordinary income or loss) on a subsequent disposition or conversion of such Canadian dollars. U.S. Holders are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing Canadian dollars.

Information Reporting and Backup Withholding

     Information returns may be required to be filed with the IRS relating to payments made to particular U.S. Holders. In addition, a U.S. Holder may be subject to a backup withholding tax (currently imposed at a rate of 28%) on those payments unless the holder is an exempt recipient (such as a corporation) or provides its taxpayer identification number and certifies that the holder is exempt from or otherwise not subject to backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors as to the information reporting and backup withholding tax rules particular to them.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO HOLDERS OF SHARES WITH RESPECT TO THE DISPOSITION OF SHARES PURSUANT TO THE OFFER. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS AND REGULATORY APPROVALS

     Quest is not aware of any license or regulatory permit that is material to the Corporation’s business that might be adversely affected by the Corporation’s acquisition of Shares pursuant to the Offer or, except as noted below, of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition or ownership of Shares by the Corporation pursuant to the Offer and that has not been obtained on or before the date hereof. Should any such approval or other action be required, the Corporation currently contemplates that such approval will be sought or other action will be taken. Quest cannot predict whether it may determine that it must delay the acceptance for payment of Shares deposited pursuant to the Offer pending the outcome of any such matter.

     There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Corporation’s business.

     The Corporation’s obligations under the Offer to take up and pay for Shares are subject to certain conditions. See “Offer to Purchase — Conditions of the Offer”.

SOURCE OF FUNDS

     The Corporation will fund any purchases of Shares pursuant to the Offer from available cash on hand, further monetization of existing loans and through the use, if necessary, of a Cdn$ 35,000,000 stand-by commitment (the “Facility”) provided by Middlemarch.

     The Facility is subject to the terms and conditions of a letter agreement with Middlemarch whereby Middlemarch agrees that the Corporation may, from time to time, draw any amount or amounts in increments of Cdn$ 1,000,000 up to Cdn$ 35,000,000 in order to make cash payments for any Shares tendered pursuant to the Offer. Interest on the outstanding principal amount drawn shall accrue at a rate per annum equal to 8% from the drawdown date to September 30, 2010; at a rate per annum equal to 9% from October 1, 2010 to October 31, 2010; at a rate per annum equal to 10% from November 1, 2010 to November 30, 2010; and at a rate per annum equal to 11% from December 1, 2010 to December 31, 2010. The Corporation has the right to prepay, from time to time, any portion of the principal amount drawn (plus all accrued interest thereon) under the Facility on three (3) business days’ written notice provided that any prepayment shall not be in increments of less than Cdn$1,000,000. Any amount drawn under the Facility is repayable no later than December 31, 2010. The Corporation has paid Middlemarch a one-time commitment fee in the amount of Cdn$ 350,000.

     The total amount of funds that can be used in the Offer is Cdn$ 60,000,000 and will allow the Corporation to purchase up to 44,444,444 Shares at a Purchase Price of not less than Cdn$ 1.35 per Share.

DEPOSITARY

     Quest has appointed Computershare Investor Services Inc. to act as a depositary for, among other things, (i) the receipt of certificates representing Shares and related Letters of Transmittal deposited under the Offer, (ii) the receipt of Notices of Guaranteed Delivery delivered pursuant to the procedures for guaranteed delivery set forth in the Offer to Purchase under “Procedure for Depositing Shares”, (iii) the receipt from the Corporation of cash to be paid in consideration of the Shares acquired by the Corporation under the Offer, as agent for the depositing Shareholders, and (iv) the transmittal of such cash (by cheque) to the depositing Shareholders, as agent for the depositing Shareholders. The Depositary may contact Shareholders by mail, telephone or facsimile and may request investment dealers, stock brokers, banks, trust companies or other nominees to forward materials relating to the Offer to beneficial owners.

FEES AND EXPENSES

     The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under Canadian provincial and territorial securities laws. Quest will not pay any fees or commissions to any investment dealer, stock broker, bank, trust company or other nominee for soliciting deposits of Shares pursuant to the Offer. No fee or commission will be payable by any Shareholder who deposits such Shares directly with the Depositary in connection with this Offer. If you are a non-registered Shareholder who holds your Shares through an investment dealer, stock broker, bank, trust company or other nominee, you should consult with such persons regarding whether fees or commissions will apply in connection with a deposit of Shares pursuant to the Offer. Investment dealers, stock brokers, banks and trust companies will, upon request, be reimbursed by the Corporation for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

     In addition, the Corporation has retained Primary Capital to provide the Liquidity Opinion, for which Primary Capital will receive the fees described under “Purpose and Effect of the Offer – Liquidity of Market”.

     Middlemarch was paid a Cdn$ 350,000 one-time commitment fee on June 14, 2010. Middlemarch will also be reimbursed by the Corporation for reasonable and necessary costs and expenses incurred by them in connection with the Facility.

     Assuming the maximum number of Shares is purchased under the Offer, Quest is expected to incur expenses of approximately Cdn$ 325,000 in connection with the Offer, which includes filing fees, legal, accounting, depositary, translation and printing fees and the fees of Primary Capital for the Liquidity Opinion. Such fees and expenses will be paid by Quest from available cash on hand.

STATUTORY RIGHTS

     Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL AND CERTIFICATE

July 19, 2010

     The Board of Directors of Quest Capital Corp. (the “Corporation”) has approved the contents of the Offer to Purchase and the accompanying Issuer Bid Circular dated July 19, 2010, and the sending, communicating or delivery of the Offer to Purchase and the Issuer Bid Circular to the holders of common shares of the Corporation. The Offer to Purchase and the Issuer Bid Circular contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(Signed) BRIAN E. BAYLEY	(Signed) JIM GROSDANIS

President and
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors:

(Signed) A. MURRAY SINCLAIR	(Signed) W. DAVID BLACK

Director	Director

CONSENT OF PRIMARY CAPITAL INC.

TO: The Board of Directors of Quest Capital Corp.

     We consent to the inclusion of our name and the reference to our liquidity opinion dated July 19, 2010 under “Issuer Bid Circular —Purpose and Effect of the Offer” and to the inclusion of the text of our opinion in Schedule A to the Offer, which schedule is incorporated by reference in the Offer.

July 19, 2010

(Signed) Primary Capital Inc.

SCHEDULE A - LIQUIDITY OPINION OF PRIMARY CAPITAL INC.

July 19, 2010

Quest Capital Corp.
Suite 1028 – 550 Burrard Street
38th Floor
Vancouver, British Columbia
V6C 2B5

The Board of Directors of
Quest Capital Corp.
Suite 1028 – 550 Burrard Street
38th Floor
Vancouver, British Columbia
V6C 2B5

Dear Sirs/Mesdames:

Primary Capital Inc. ("Primary") understands that Quest Capital Corp. ("Quest" or the "Corporation") intends to make a substantial issuer bid (the "Offer") to purchase, for no more than Cdn$60,000,000 in cash, outstanding common shares (the "Shares") of the Corporation for cancellation by way of a modified Dutch auction at a price per Share that is not less than Cdn$1.35 per Share or more than Cdn$1.60 per Share. The Corporation will determine a single price per share (the "Purchase Price"), which will not be less than Cdn$1.35 or more than Cdn$1.60 per Share, that is the lowest price that enables it to purchase the maximum number of Shares having an aggregate Purchase Price not exceeding Cdn$60,000,000. Primary understands that as at June 10, 2010 there were 139,529,934 Shares issued and outstanding and that up to 37,500,000 Shares will be taken up and paid for if the Purchase Price is determined to be Cdn$1.60 and up to 44,444,444 Shares will be taken up and paid for if the Purchase Price is determined to be Cdn$1.35. Primary also understands that the terms and conditions of the Offer will be set forth in the offer to purchase and the issuer bid circular to be prepared by the Corporation and to be dated July 19, 2010 in connection with the Offer and the related letter of transmittal and notice of guaranteed delivery (which together constitute the "Offer Documents"). Pursuant to the terms of the Offer, holders of the Shares can tender their Shares to the Corporation by means of an Auction Tender or Purchase Price Tender (each as defined in the Offer Documents). Capitalized terms used herein, unless defined otherwise, have the same meanings as used in the Offer.

In addition, we understand that the Offer will constitute an "issuer bid" for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101").

Engagement of Primary

By letter agreement dated June 16, 2010 (the "Engagement Letter"), the Corporation engaged Primary to prepare and deliver a written opinion (the "Liquidity Opinion") to the Corporation and the board of directors of the Corporation (the "Board") as to (i) whether a liquid market exists for the Shares as at the date hereof, and (ii) whether it is reasonable for the Board to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for holders of Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. The Liquidity Opinion is delivered in connection with assisting the Board in making its determination that the Offer qualifies for the "liquid market" exemption from the valuation requirements of MI 61-101 pursuant to subsection 3.4(b) thereof.

Primary will receive a fee from the Corporation for its services for providing the Liquidity Opinion. Such fee is payable whether or not the Offer is successful. In addition, the Corporation has agreed to reimburse Primary for its reasonable out-of-pocket expenses and to indemnify Primary for certain liabilities arising out of Primary’s engagement.

Credentials of Primary

Primary is a registered exempt market dealer in Ontario. The Fairness Opinion expressed herein represents the opinion of Primary and the form and content herein have been approved for release by the principals of Primary, who are experienced in merger, acquisition, divestiture, valuation and capital market matters. Primary is not in the business of providing auditing services and is not controlled by a financial institution.

Neither Primary nor any of its affiliated entities is an insider, issuer insider, associated entity or affiliated entity (as those terms are defined for the purposes of MI 61-101) of the Corporation or any of its associates or affiliates. Primary may, in the future, in the ordinary course of its business, perform valuation, financial advisory or investment banking services for the Corporation or any of its associates or affiliates. As an exempt market dealer, Primary may, in the ordinary course of its business, provide investment advice to its clients on investment matters, including with respect to the Corporation or its associates or affiliates or the Offer. Primary has no current agreement, understanding or arrangement with the Corporation regarding the provision of future services.

Scope of Review

In preparing the Liquidity Opinion, we have reviewed and relied upon or carried out (without attempting to verify independently the completeness or accuracy thereof), among other things, the following:

1.	the most recent draft dated July 9, 2010 of the Offer Documents;

2.	the daily trading activity, volumes, and price history of the Shares on the Toronto Stock Exchange (the "TSX"), as we determined necessary in order to provide the Liquidity Opinion;

3.	the trading activity and volumes of shares of certain other companies listed and traded on the TSX, as we determined necessary in order to provide the Liquidity Opinion;

4.	the distribution of ownership of the Shares to the extent publicly disclosed or provided to us by the Corporation;

5.

the number of Shares proposed to be purchased under the Offer relative to (i) the number of outstanding Shares less (ii) the number of Shares owned by related parties of the Corporation and Shares or blocks thereof that are known by us to be not freely tradeable, as provided to us by the Corporation;

6.

the customary difference (i.e. the ‘‘spread’’) between bid and ask prices in trading activity of the Shares and the shares of other companies listed and traded on the TSX, as we determined necessary in order to provide the Liquidity Opinion;

7.	other public information with respect to the Corporation;

8.	discussions with senior management of the Corporation;

9.	the parameters set out in MI 61-101 that quantify the basis on which a liquid market is deemed to exist in respect of a class of securities;

10.	precedent issuer bids that we considered relevant; and

11.	such other information as we considered necessary or appropriate in the circumstances.

We have conducted such additional analyses and investigations as we considered to be appropriate in the circumstances for the purpose of arriving at the opinion contained in the Liquidity Opinion as at the date hereof.

Assumptions and Limitations

The Liquidity Opinion is rendered on the basis of securities market, economic and general business and financial conditions prevailing as at the date hereof, and conditions affecting the Corporation and the Shares as at the date hereof. In formulating the Liquidity Opinion, we have made several other assumptions, including that all of the conditions required to implement the Offer, as set forth in the Offer Documents, will be met, that there will be no significant change in the terms of the Offer, and that there shall be no significant change in the holdings of Shares other than as a result of purchases by the Corporation under the Offer. We have also assumed that there will be no material adverse change in general market conditions or in the market conditions pertaining to the Shares following the date hereof.

Primary has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Corporation and their consultants and advisors (collectively, the "Information"). The Liquidity Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment, and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

We have not prepared a formal valuation of the Corporation or any of its securities or assets and the Liquidity Opinion should not be construed as such. The Liquidity Opinion does not constitute an opinion concerning the fairness, from a financial point of view, of the consideration offered to holders of Shares pursuant to the Offer.

The Liquidity Opinion is not to be construed as a recommendation to any shareholder of the Corporation as to whether or not to tender its Shares under the Offer. In addition, we are not expressing any opinion as to the value of the Shares, or the prices at which such Shares will trade after the completion of the Offer.

The Liquidity Opinion has been provided to the Corporation and the Board for use only in determining the availability of an exemption from the formal valuation requirements of MI 61-101 (pursuant to section 3.4(b)(i) and (ii) thereof) and may not be relied upon for any other purpose or by any other person without the prior written consent of Primary. The Liquidity Opinion is given as of the date hereof and Primary disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Liquidity Opinion which may come or be brought to the attention of Primary after the date hereof. Without limiting the foregoing, if, after the date hereof, we learn of any material change in any fact or matter affecting the Liquidity Opinion, Primary reserves the right to change, modify or withdraw the Liquidity Opinion.

Primary consents to the inclusion in the Offer Documents of the Liquidity Opinion and further consents, subject to its review and approval acting reasonably, to the inclusion in the Offer Documents of summaries of the Liquidity Opinion. Primary shall bear no responsibility for the form or content of the Offer Documents other than for the Liquidity Opinion.

Primary believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Liquidity Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

For the purposes of the Liquidity Opinion, Primary has considered, among other things, the meaning ascribed to the term "liquid market" in paragraph 1.2(1)(a) of MI 61-101. The term "liquid market" is defined for the purposes of the Liquidity Opinion as a market for the Shares with sufficient breadth and depth to provide a reasonable opportunity for investors to buy and sell the Shares (assuming market conditions and trading volumes that are not affected by extraordinary circumstances) without materially impacting the market price of the Shares.

Conclusion

Based upon and subject to the foregoing, it is our opinion that: (i) a liquid market exists for the Shares as at the date hereof; and (ii) it is reasonable to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for holders of Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer.

Yours very truly,
PRIMARY CAPITAL INC.

(signed) “Primary Capital Inc.”

     The Letter of Transmittal, certificates for Shares, any other required documents and, if applicable, the Notice of Guaranteed Delivery, must be sent or delivered by each depositing Shareholder or the depositing Shareholder’s investment dealer, stock broker, bank, trust company or other nominee to the Depositary at its address specified below.

Office of the Depositary, for this Offer:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail or Registered Mail

Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2

Attention: Corporate Actions

Telephone (outside North America): 1 (514) 982-7555
Toll Free (within North America): 1 (800) 564-6253
Facsimile: 1-866-249-7775
Email: corporateactions@computershare.com

By Hand or Courier

Toronto
Computershare Investor Services Inc.
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

     Any questions or requests for assistance may be directed to the Depositary at the addresses and telephone numbers specified above. Shareholders also may contact their investment dealer, stock broker, bank, trust company or other nominee for assistance concerning the Offer. Additional copies of the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary. Manually executed photocopies of the Letter of Transmittal will be accepted.

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. The Depositary or your broker, investment dealer, bank, trust company or other nominee can assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL
To Deposit Common Shares (the “Shares”)
of
QUEST CAPITAL CORP.
Pursuant to the Offer to Purchase Dated July 19, 2010

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON AUGUST 30, 2010, UNLESS THE OFFER IS EXTENDED, WITHDRAWN OR VARIED.

The Depositary for this Offer is: Computershare Investor Services Inc.

By Mail or Registered Mail

Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Hand or Courier

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

This Letter of Transmittal, or a manually executed photocopy thereof, in each case properly completed and duly executed, together with all other required documents, must accompany certificates for the Shares pursuant to the offer to purchase dated July 19, 2010 (together with any amendments, supplement or variations thereto, the “Offer to Purchase”) made by Quest Capital Corp. (the “Corporation”) to holders of Shares (“Shareholders”) and must be delivered or sent to and received by the Depositary at one of the addresses set forth above on or prior to the Expiration Date.

The terms and conditions of the Offer to Purchase, and the accompanying Circular are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer to Purchase and Circular. Shareholders should carefully consider the income tax consequences of depositing Shares under the Offer. See the sections entitled “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” in the Circular that accompanies this Letter of Transmittal. Please read carefully the instructions set forth below before completing this Letter of Transmittal.

TO:	QUEST CAPITAL CORP. (the “Corporation”)
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (the “Depositary”)

The undersigned delivers to the Corporation the enclosed certificate(s) for Shares and, subject only to the provisions of the Offer to Purchase regarding withdrawal, irrevocably accepts the Offer for such Shares upon the terms and conditions contained in the Offer to Purchase and Circular. The following are the details of the enclosed certificate(s):

DESCRIPTION OF SHARES DEPOSITED (See Instructions 3 and 4)
Names(s) and Address(es) of Registered Owner(s) (Please Fill in Exactly as Name(s) Appear(s) on Share Certificate(s))

Shares Deposited (Attach signed list if necessary)
Share Certificate Number(s)	Number of Shares Represented by Certificate(s)	Number of Shares Deposited*

Total Shares Deposited

*

If you desire to deposit fewer than all Shares evidenced by any share certificates listed above, indicate in this column the number of Shares you wish to deposit. Otherwise, all Shares evidenced by such share certificates will be considered to have been deposited. See Instruction 4 in this Letter of Transmittal.

Delivery of this instrument to an address other than those shown above does not constitute a valid delivery.

SHAREHOLDERS WHO WISH TO DEPOSIT SHARES UNDER THE OFFER AND WHOSE CERTIFICATE IS REGISTERED IN THE NAME OF A BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD IMMEDIATELY CONTACT SUCH NOMINEE IN ORDER TO TAKE THE NECESSARY STEPS TO BE ABLE TO DEPOSIT SUCH SHARES UNDER THE OFFER.

2

     Shareholders whose certificates are not immediately available or who cannot deliver to the Depositary their certificates for Shares and all other documents which this Letter of Transmittal requires by the Expiration Date (as defined in the Offer to Purchase) may only deposit their Shares according to the guaranteed delivery procedure set forth under the heading “Procedure for Depositing Shares” of the Offer to Purchase. See Instruction 2 in this Letter of Transmittal.

     The undersigned hereby deposits to the Corporation the above-described Shares at the price per Share indicated in this Letter of Transmittal or pursuant to a Purchase Price Tender (as defined in the Offer to Purchase), as specified below, payable in cash (subject to applicable withholding taxes, if any) and upon the terms and subject to the conditions set forth in the Offer to Purchase, the accompanying issuer bid circular (the “Circular”), this Letter of Transmittal and the Notice of Guaranteed Delivery (all of which, together, constitute the “Offer”).

     Subject to and effective upon acceptance for purchase of the Shares deposited hereby in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to or upon the order of the Corporation all rights, title and interest in and to all Shares deposited hereby pursuant to an Auction Tender (as defined in the Offer to Purchase) or pursuant to a Purchase Price Tender, and hereby irrevocably constitutes and appoints the Depositary as attorney-in-fact of the undersigned with respect to such Shares, with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to:

(a)

deliver certificates for such Shares, together with all accompanying evidences of transfer and authenticity, to or upon the order of the Corporation upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price (as hereinafter defined);

(b)	present certificates for such Shares for cancellation and transfer on the Corporation's books; and

(c)	receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms of the Offer.

The undersigned hereby covenants, represents and warrants that:

(a)	the undersigned is the registered holder of the Shares deposited hereby and has full power and authority to deposit, sell, assign and transfer the Shares;

(b)

when and to the extent the Corporation accepts the Shares for payment, the Corporation will acquire good, marketable, and unencumbered title thereto, free and clear of all mortgages, hypothecs, liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever relating to the sale or transfer of the Shares, together with all rights and benefits arising therefrom, provided that any dividends or distributions which may be paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date on which the Shares are taken up and paid for under the Offer shall be for the account of the undersigned;

(c)

on request, the undersigned will execute and deliver any additional documents that the Depositary or the Corporation deems necessary or desirable to complete the assignment, transfer, and purchase of the Shares deposited hereby;

(d)	the surrender of the undersigned’s Shares complies with applicable laws;

(e)	all information inserted by or on behalf of the undersigned into this Letter of Transmittal is accurate;

(f)

the undersigned represents and warrants that (i) the undersigned has a “net long position” in Shares or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) such tender of Shares complies with Rule 14e-4 under the Exchange Act; and

(g)	the undersigned has read and agrees to all of the terms of the Offer to Purchase and this Letter of Transmittal.

3

     The names and addresses of the registered owners should be printed, if they are not already printed above, as they appear on the certificates representing Shares deposited hereby. The certificates representing Shares deposited and the number of Shares that the undersigned wishes to deposit should all be indicated in the appropriate boxes. If the deposit is being made pursuant to an Auction Tender, the purchase price at which such Shares are being deposited should be indicated in Box B – “Auction Tender”.

     The undersigned understands that he or she must indicate whether the Shares are being deposited pursuant to an Auction Tender or a Purchase Price tender by completing Box A – “Type of Tender”.

     All Shares deposited by a Shareholder and which have not been withdrawn, who fails to specify any Auction Tender Price for his or her Shares or fails to indicate that he has deposited Shares pursuant to the Purchase Price Tender will be deemed to have deposited Shares pursuant to the Purchase Price Tender.

     The undersigned understands that the Corporation will, upon the terms and subject to the conditions of the Offer, determine a single price per Share (not less than Cdn$1.35 per Share or more than Cdn$1.60 per Share) (the “Purchase Price”) that it will pay for Shares validly deposited and not withdrawn pursuant to the Offer, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by Shareholders making Auction Tenders, and the price at which Shares deposited pursuant to Purchase Price Tenders are considered to be deposited. For the purpose of determining the Purchase Price, Shares deposited pursuant to Purchase Price Tenders will be considered to have been deposited at Cdn$1.35 per Share (which is the minimum Purchase Price under the Offer). The undersigned understands that the Corporation will select the lowest price that will allow it to purchase the maximum number of deposited Shares having an aggregate purchase price not exceeding Cdn$60,000,000 (or such lesser number of Shares as are properly deposited) at a price not less than Cdn$1.35 per Share or more than Cdn$1.60 per Share pursuant to the Offer. If the Purchase Price is determined to be Cdn$1.35 per Share, the minimum purchase price under the Offer, the maximum number of Shares that may be purchased is 44,444,444. The undersigned understands and acknowledges that all Shares properly deposited and not withdrawn pursuant to Auction Tenders at prices at or below the Purchase Price and pursuant to Purchase Price Tenders will be purchased at the Purchase Price, payable in cash (subject to applicable withholding taxes, if any (see “Certain Canadian Federal Income Tax Considerations” in the Circular)), upon the terms and subject to the conditions of the Offer, including the applicable pro ration provisions relating to Shares deposited, and that the Corporation will return all other Shares, including Shares deposited and not withdrawn at prices greater than the Purchase Price, and Shares not purchased because of pro ration.

     The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Corporation may terminate or amend the Offer or may not be required to purchase any of the Shares deposited hereby or may accept for payment, in accordance with the applicable pro ration provisions relating to Shares deposited, fewer than all of the Shares deposited hereby. The undersigned understands and acknowledges that certificate(s) for any Shares not deposited or not purchased will be returned to the undersigned at the address indicated in Box F below. The undersigned recognizes that the Corporation has no obligation, pursuant to the Offer, to transfer any certificates for Shares from the name of the registered owner.

     The undersigned understands and acknowledges that the proper deposit of Shares pursuant to any one of the procedures described above will constitute a binding agreement between the undersigned and the Corporation, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

     The undersigned understands and acknowledges that payment for Shares accepted for payment pursuant to the Offer will be made by the Corporation by depositing the aggregate Purchase Price for such Shares with the Depositary (by bank transfer or other means satisfactory to the Depositary), which will act as agent for Shareholders who have properly deposited Shares in acceptance of the Offer and have not withdrawn them for the purposes of receiving payment from the Corporation and transmitting payment to such Shareholders. The undersigned further understands and acknowledges that receipt by the Depositary from the Corporation of payment for such Shares will be deemed to constitute receipt of payment by such Shareholders. Under no circumstances will interest be paid by the Corporation or the Depositary by reason of any delay in paying for any Shares or otherwise.

4

     The undersigned instructs the Corporation and the Depositary to issue the cheque for the Purchase Price for such of the deposited Shares that are taken up by the Corporation to the order of the person identified in Box E – “Issue Cheque and/or Certificate(s) in the Name of” and mail such cheque to the address indicated in Box F – “Send Cheque and/or Certificate(s) to”, unless Box H – “Hold for Pick-Up” is checked. Such payment will be made in Canadian dollars.

     All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this deposit is irrevocable.

     If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal, including Box L – “Lost, Stolen or Destroyed Certificates” should be completed as fully as possible and forwarded to the Depositary, together with a letter describing the loss, theft or destruction and providing a telephone number. The Depositary will respond with the replacement requirements, which include certain additional documents that must be signed in order to obtain replacement certificate(s) and the payment of the required lost certificate fee.

     By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and both of you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be written exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinaires sont présumés avoir requis que tout contrat atteste par l'offre et son acceptation par cette envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

5

BOX A TYPE OF TENDER

Check only one box. Failure to complete Box A, or if more than one box is checked, will result in the Shares being tendered pursuant to a Purchase Price Tender.

Shares are being deposited hereby pursuant to (check one):

[ ]	An Auction Tender (Please complete Box B)	[ ]	A Purchase Price Tender (Please complete Box C)

BOX B AUCTION TENDER PRICE (IN CANADIAN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING DEPOSITED.
BOX C PURCHASE PRICE TENDER

This box MUST be completed if Shares are being deposited pursuant to a Purchase Price Tender. Failure to complete either Box B or Box C will result in the Shares being tendered pursuant to a Purchase Price Tender.

This box MUST be completed if Shares are being deposited pursuant to an Auction Tender.

Check the appropriate box to indicate the Auction Tender Price.				The undersigned either (check one):
				[ ]	is depositing __________ Common Shares beneficially owned by the undersigned, OR
CHECK ONLY ONE BOX.

Failure to specify any price below will result in Shares being deemed to have been deposited pursuant to a Purchase Price Tender. If you specify more than one price below, you will be deemed to have deposited your Shares at the lowest applicable price indicated.

				[ ]	is a broker, investment dealer, bank, trust company or other nominee that is depositing, for the beneficial owners thereof, Common Shares with respect to which it is the owner of record.

IF PORTIONS OF SHAREHOLDINGS ARE BEING DEPOSITED AT DIFFERENT PRICES, USE A SEPARATE LETTER OF TRANSMITTAL FOR EACH PRICE SPECIFIED (SEE INSTRUCTIONS 5 AND 6).				BOX D ODD LOTS (See Instruction 8)

[ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ]	Cdn$1.35 Cdn$1.36 Cdn$1.37 Cdn$1.38 Cdn$1.39 Cdn$1.40 Cdn$1.41 Cdn$1.42 Cdn$1.43 Cdn$1.44 Cdn$1.45 Cdn$1.46 Cdn$1.47	[ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ]	Cdn$1.48 Cdn$1.49 Cdn$1.50 Cdn$1.51 Cdn$1.52 Cdn$1.53 Cdn$1.54 Cdn$1.55 Cdn$1.56 Cdn$1.57 Cdn$1.58 Cdn$1.59 Cdn$1.60	To be completed ONLY if Shares are being deposited by or on behalf of persons beneficially owning an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date.

The undersigned either (check one):

				[ ]	will be the beneficial owner of an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are deposited, or

[ ]

is a broker, investment dealer, bank, trust company or other nominee that (i) is depositing, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is depositing all such Shares.

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BOX E	BOX F

ISSUE CHEQUE AND/OR CERTIFICATE(S)	SEND CHEQUE AND/OR CERTIFICATE(S)
IN THE NAME OF:	(Unless Box H is checked) TO:
(please print)

(Name)
(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)

(Telephone – Business Hours)
BOX G
JURISDICTION OF RESIDENCE
(Social Insurance or Social Security Number)
(Please check the appropriate box)

I/we hereby declare that the registered holder(s) of the certificates deposited hereunder:

[ ] IS/ARE
[ ] IS NOT/ARE NOT

resident(s) of Canada.

BOX H
HOLD FOR PICK-UP

[ ] Hold certificates and/or cheques for Shares for pick-up.

BOX I

[ ]	Check here if certificates for deposited Shares are being delivered pursuant to a Notice of Guaranteed Delivery previously sent to the Depositary and complete the following:

Name(s) of Registered Owner(s)

Date of Execution of Notice of Guaranteed Delivery

Name of Eligible Institution Which Guaranteed Delivery

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BOX J	BOX K

SHAREHOLDER(S) SIGN HERE	SIGNATURE GUARANTEE
(See Instructions 1 and 7)	(See Instruction 1)
Authorized

Must be duly executed by registered owner(s) exactly as name(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered owner(s) by certificate(s) and documents transmitted with this Letter of Transmittal. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or other legal representative acting in a fiduciary or representative capacity, please set forth the full title. See Instruction 7.

Signature: ________________________________________
(Guarantor)

Name: ______________________________________
(Please Print)

Authorized	Name of Firm: ________________________________
Signature(s): ____________________________________
(Shareholder(s) or Legal Representative)	Title: _______________________________________

Name(s): _______________________________________	Address: ____________________________________
(Please Print)

(Include Postal Code or Zip Code)
Address: ______________________________________
(Include Postal Code or Zip Code)	Area Code and Telephone Number _________________

Area Code and Telephone Number: __________________

Canadian Shareholders must provide their Social Insurance No.; U.S. Shareholders must provide their Taxpayer Identification No. or Social Security No.	Dated: _______________________________________

Date: _________________________________________

8

BOX L		BOX M
LOST, STOLEN OR DESTROYED		Indicate whether you are a U.S. Shareholder (as
CERTIFICATES		defined below) or are acting on behalf of a
U.S. Shareholder.
To be completed ONLY if certificates representing Shares being deposited have been lost, stolen or destroyed.

		[ ]	The owner signing below represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder;
The undersigned has either (check one):

[ ]	lost his or her certificate(s) representing Shares;		OR

[ ]	had his or her certificate(s) representing Shares stolen; or	[ ]	The owner signing below represents that it is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

[ ]	had his or her certificate(s) representing Shares destroyed.

A “U.S. Shareholder” is any Shareholder that is either (A) providing an address in Box E that is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes. If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding of U.S. federal income tax you must complete the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions.

If a certificate representing Shares has been lost, stolen or destroyed, this Letter of Transmittal, including this Box L, must be completed as fully as possible and forwarded, together with a letter describing the loss, theft or destruction and providing a telephone number, to the Depositary. The Depositary will respond with the replacement requirements.

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INSTRUCTIONS
Forming Part of the Terms of the Offer

1. Signature Guarantees. No guarantee of a signature is required on this Letter of Transmittal if this Letter of Transmittal is duly executed by the registered holder of the Shares deposited with this Letter of Transmittal exactly as the name of the registered holder appears on the share certificate deposited herewith, and payment and delivery are to be made directly to such registered holder pursuant to the information provided in Box E – “Issue Cheque and/or Certificate(s) in the Name of” above

     In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box K – “Signature Guarantee”. “Eligible Institution” refers to a Canadian Schedule 1 chartered bank, a participating organization of Toronto Stock Exchange Inc., a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each such entity, an “Eligible Institution”). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

2. Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures. Certificates for all physically deposited Shares together with a properly completed and duly executed Letter of Transmittal (or manually executed photocopy thereof) and any other documents required by this Letter of Transmittal, should be hand delivered, couriered or mailed to the Depositary at the appropriate address set forth herein and must be received by the Depositary by the Expiration Date (as defined in the Offer to Purchase).

     Shareholders whose certificates are not immediately available or who cannot deliver certificates for Shares and all other required documents to the Depositary or complete the procedures for book-entry transfer prior to the Expiration Date, may deposit their Shares by or through any Eligible Institution by properly completing and duly executing and delivering a Notice of Guaranteed Delivery substantially in the form provided (or a manually executed photocopy thereof) by the Corporation through the Depositary (indicating the type of deposit and, in the case of an Auction Tender, the price at which Shares are being deposited) to the Depositary by the Expiration Date, which must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery, and by otherwise complying with this guaranteed delivery procedure as set forth in the Offer to Purchase under “Procedure for Depositing Shares – Guaranteed Delivery”. Pursuant to such guaranteed delivery procedure, the certificates for all physically deposited Shares, as well as a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof), relating to such Shares, with signatures guaranteed if so required in accordance with this Letter of Transmittal, and all other documents required by this Letter of Transmittal, must be received by the Toronto (Ontario) office of the Depositary before 5:00 p.m. (Toronto time) on or before the third trading day on the Toronto Stock Exchange after the Expiration Date. See “Procedure for Depositing Shares” in the Offer to Purchase.

     The Notice of Guaranteed Delivery may be hand delivered, couriered, mailed or transmitted by facsimile transmission to the Toronto (Ontario) office of the Depositary listed in the Notice of Guaranteed delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     The tender information specified in a Notice of Guaranteed Delivery by a person completing such Notice of Guaranteed Delivery will, in all circumstances, take precedence over the tender information that is specified in the related Letter of Transmittal that is subsequently deposited.

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     The method of delivery of all documents, including certificates for Shares, is at the election and risk of the depositing Shareholder. Delivery is only effective upon receipt by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact such persons for assistance in depositing their Shares. In all cases, sufficient time should be allowed to ensure timely delivery in advance of the Expiration Date.

     The Corporation will not purchase any fractional Shares, nor will it accept any alternative, conditional or contingent deposits. All depositing Shareholders, by execution of this Letter of Transmittal (or a manually executed photocopy thereof), waive any right to receive any notice of the acceptance of their deposit.

3. Inadequate Space. If the space provided in the box captioned “Description of Shares Deposited” is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

4. Partial Deposits and Unpurchased Shares. If fewer than all of the Shares evidenced by any certificate are to be deposited, fill in the number of Shares which are to be deposited in the box entitled “Number of Shares Deposited”. In such case, if any deposited Shares are purchased, a cheque for the Purchase Price in respect of such deposited Shares will be issued and a new certificate for the remainder of the Shares evidenced by the old certificate(s) will be issued and sent to the address indicated in Box F – “Send Cheque and/or Certificate(s) to”, as soon as reasonably practicable after the Expiration Date. All Shares represented by the certificate(s) listed and delivered to the Depositary are deemed to have been deposited unless otherwise indicated.

5. Indication of Type of Tender. To deposit Shares, the Shareholder must complete Box A – “Type of Tender” on this Letter of Transmittal or, if applicable, on the Notice of Guaranteed Delivery, indicating whether he or she is depositing Shares pursuant to an Auction Tender (Box B) or a Purchase Price Tender (Box C). Either Box B or Box C must be checked. All Shares deposited and not withdrawn, by a Shareholder, who fails to specify any Auction Tender price for his or her Shares or fails to indicate that he or she has deposited his or her Shares pursuant to a Purchase Price Tender will be considered to have deposited his or her Shares pursuant to a Purchase Price Tender. The same Shares cannot be deposited, unless previously properly withdrawn as provided in the Offer to Purchase, pursuant to both an Auction Tender and a Purchase Price Tender or pursuant to Auction Tenders at more than one price. However, if a Shareholder desires to deposit Shares in separate lots at a different type of tender for each lot, such Shareholder must complete a separate Letter of Transmittal or, if applicable, a Notice of Guaranteed Delivery for each lot which the Shareholder is depositing.

6. Indication of Price at Which Shares are being Deposited. For Shares to be properly deposited pursuant to an Auction Tender, the Shareholder must complete Box B – “Auction Tender Price” on this Letter of Transmittal indicating the price per Share (in increments of $0.01 per Share) in Canadian dollars at which he or she is depositing Shares. A Shareholder wishing to deposit portions of his or her Shares pursuant to Auction Tenders at different prices must complete a separate Letter of Transmittal for each price at which he or she wishes to deposit each such portion of his or her Shares. The same Shares cannot be deposited pursuant to Auction Tenders (unless previously withdrawn as provided in the Offer to Purchase under the heading “Withdrawal Rights”) at more than one price. No price can be specified by Shareholders making a Purchase Price Tender. In order to deposit Shares properly, one price, and only one price, under “Auction Tender Price (in Canadian dollars) per Share at which Shares Are Being Deposited” on each Letter of Transmittal must be checked if an Auction Tender is selected as the type of tender election. Any Shares tendered as an Auction Tender without a price being indicated in the appropriate box in the Letter of Transmittal will be deemed to be a Purchase Price Tender. Any Shares tendered as an Auction Tender with more than one price indicated will be deemed to have been tendered at the lowest applicable price indicated.

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7. Signatures on Letter of Transmittal, Stock Power and Endorsements.

(a)

If Box J in this Letter of Transmittal is signed by the registered owner(s) of the Shares deposited hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate without any change whatsoever.

(b)	If the Shares are registered in the names of two or more joint owners, each such owner must sign in Box J in this Letter of Transmittal.

(c)

If any deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal as there are different registrations of certificates.

(d)

When this Letter of Transmittal is duly executed by the registered owner(s) of the Shares listed and transmitted hereby, no endorsements of certificate(s) representing such Shares or separate stock powers are required unless payment is to be made, or the certificates for Shares not deposited or not purchased are to be issued, to a person other than the registered owner(s). Any signature(s) required on such certificates or stock powers must be guaranteed by an Eligible Institution. If this Letter of Transmittal is duly executed by a person other than the registered owner(s) of the certificate(s) listed, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate, and signatures on such certificate(s) or stock power(s) must be guaranteed by an Eligible Institution. An ownership declaration, which can be obtained from the Depositary, must also be completed and delivered to the Depositary. See Instruction 1 in this Letter of Transmittal.

(e)

If this Letter of Transmittal or any certificates or stock powers are duly executed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or any other legal representative acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Corporation or the Depositary of their authority to so act.

8. Odd Lots. As described in the Offer to Purchase under “Number of Shares and Pro ration”, if the Corporation is to purchase less than all Shares deposited by the Expiration Date, the Shares purchased first will consist of all Shares so deposited by any Shareholder who will own beneficially, as of the close of business on the Expiration Date, an aggregate of fewer than 100 Shares and who deposits all of his or her Shares under Auction Tenders at or below the Purchase Price or under Purchase Price Tenders. This treatment will not be available unless Box D – “Odd Lots” is completed.

9. Payment and Delivery Instruction. The undersigned of the Letter of Transmittal must identify to whom a cheque and/or certificates should be issued by completing Box E – “Issue Cheque and/or Certificate(s) in the Name of”. Such cheque and/or certificates will be sent to the address indicated in Box F – “Send Cheque and/or Certificate(s) to”, unless such cheque and/or certificates is to be held by the Depositary for pick-up by the undersigned or any person designated by the undersigned in writing and Box H – “Hold for Pick-Up” is checked.

10. Irregularities. All questions as to the number of Shares to be taken up, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares, will be determined by the Corporation, in its sole discretion, and will be final and binding on all parties. The Corporation reserves the absolute right to reject any or all deposits of Shares determined by it in its sole discretion not to be in proper form or not completed in accordance with the instructions herein and in the Offer or the acceptance for payment of, or payment for, which may, in the opinion of the Corporation's counsel, be unlawful under the laws of any jurisdiction. The Corporation also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any deposit of Shares. No deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Corporation, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Corporation's interpretation of the terms and conditions of the Offer (including this Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.

12

11. Substitute Form W-9. Each U.S. Shareholder depositing Shares to the Depositary is required to provide the Depositary with a correct U.S. taxpayer identification number (“TIN”) (generally the Shareholder’s social security number or federal employer identification number) and certain other information, on Substitute Form W-9, which is provided under “Important U.S. Tax Information for U.S. Shareholders Depositing Shares to the Depositary” below. Failure to provide the information on this form may subject the depositing Shareholder to a US$50 or greater penalty imposed by the U.S. Internal Revenue Service and backup withholding of 28% of any payment made to such Shareholder pursuant to the Offer.

12. Questions and Requests for Assistance and Additional Copies. Questions and requests for assistance may be directed to the Depositary at its address and telephone and facsimile numbers set forth herein. Additional copies of the Offer to Purchase, the Circular and this Letter of Transmittal and copies of the Notice of Guaranteed Delivery may be obtained from the Depositary or from your broker, investment dealer, bank, trust company, or other nominee.

13. Governing Law. The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the law of the Province of Ontario and the laws of Canada applicable therein.

PRIVACY NOTICE

Computershare Investor Services Inc. is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you –from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this information to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our Web site, computershare.com, or by writing us at 100 University Ave., Toronto, Ontario, M5J 2Y1. Computershare Investor Services Inc. will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

IMPORTANT: THIS LETTER OF TRANSMITTAL OR A MANUALLY EXECUTED PHOTOCOPY THEREOF (TOGETHER WITH CERTIFICATES FOR SHARES AND ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY THE DEPOSITARY ON OR BEFORE THE EXPIRATION DATE.

13

IMPORTANT U.S. TAX INFORMATION FOR U.S. SHAREHOLDERS

DEPOSITING SHARES TO THE DEPOSITARY

Under U.S. federal income tax law, in order to avoid backup withholding on payments by the Corporation of cash and/or Shares made pursuant to the Offer to Purchase, a U.S. Shareholder whose deposited Shares are accepted for payment is required to provide the Depositary with such Shareholder’s correct TIN (e.g. social security number or employer identification number), certify under penalties of perjury that such TIN is correct, and provide certain other certifications on Substitute Form W-9 below, unless an exemption applies. If such Shareholder is an individual, the TIN is his or her social security number.

If the Depositary is not timely provided with the correct TIN, if the Shareholder fails to provide the required certification, or if the Shareholder fails to provide an adequate basis for an exemption, as the case may be, such Shareholder may be subject to penalties imposed by the Internal Revenue Service (“IRS”) and backup withholding in an amount currently imposed at a rate of 28% of the gross proceeds of any payment received pursuant to the Offer to Purchase. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided the required information is given to the IRS. If backup withholding results in an overpayment of U.S. federal income tax, a refund may be obtained by the Shareholder upon the timely filing of a U.S. federal income tax return. In addition, failure to provide the correct information on the Substitute Form W-9 may subject the Shareholder to various penalties, including a US$50 penalty for each such failure, unless such failure is due to reasonable cause and not to willful neglect.

To prevent backup withholding on any payments made pursuant to the Offer to Purchase, each U.S. Shareholder must provide the Depositary with (a) his or her correct TIN by completing the Substitute Form W-9 accompanying this Letter of Transmittal, which requires such Shareholder to certify under penalty of perjury: (1) that the TIN provided is correct (or that such Shareholder is awaiting a TIN); (2) that (i) the Shareholder is exempt from backup withholding; (ii) the Shareholder has not been notified by the IRS that he or she is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the Shareholder that he or she is no longer subject to backup withholding; and (3) that the Shareholder is a U.S. person (including a U.S. resident alien), or (b) if applicable, an adequate basis for exemption.

The U.S. Shareholder is required to give the Depositary the TIN of the registered holder of the Shares. If the Shares are registered in more than one name or are not registered in the name of the actual owner, consult the “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” (the “Form W-9 Guidelines”) which accompany this Letter of Transmittal for additional guidance on which number to report.

Certain U.S. Shareholders (including, among others, corporations, individual retirement accounts and certain foreign individuals and entities) are not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding. To prevent possible erroneous backup withholding, an exempt Shareholder should indicate their exempt status in Part 2 of the Substitute Form W-9. See the Form W-9 Guidelines for more instructions.

If a U.S. Shareholder does not have a TIN, such Shareholder should: (i) consult the Form W-9 Guidelines for instructions on applying for a TIN; (ii) indicate “awaiting TIN” in Part 2 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such Shareholder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the IRS.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such Shareholder is not a U.S. person for U.S. federal income tax purposes, such Shareholder will instead need to submit an appropriate and properly completed IRS Form W-8BEN, Form W8-ECI or Form W8-IMY, as the case may be, signed under penalties of perjury, attesting to such Shareholder’s exempt status. An appropriate IRS Form W-8 may be obtained from the Depositary.

14

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING OF U.S. FEDERAL INCOME TAX OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH SHAREHOLDER PURSUANT TO THE OFFER TO PURCHASE. BACKUP WITHHOLDING IS NOT AN ADDITIONAL U.S. FEDERAL INCOME TAX. RATHER, THE U.S. FEDERAL INCOME TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF BACKUP WITHHOLDING TAX WITHHELD. IF SUCH WITHHOLDING RESULTS IN AN OVERPAYMENT OF U.S. FEDERAL INCOME TAXES, A REFUND MAY BE OBTAINED BY THE TIMELY FILING OF A U.S. FEDERAL INCOME TAX RETURN WITH THE IRS.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE CORPORATION OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

15

TO BE COMPLETED BY TENDERING SHAREHOLDERS
THAT ARE U.S. PERSONS

(INCLUDING U.S. RESIDENT ALIENS)
(See “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” below)

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification Number (TIN)	Please check the appropriate box indicating your status:

[ ] Individual/Sole proprietor           [ ] Corporation           [ ] Partnership           [ ] Other

Please fill out your name and address below:

Name:

Address
(Number and street):

City, State and Zip Code:

Part 1 — PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW

Social Security Number OR Employer Identification Number
Part 2 — Awaiting TIN [ ] Exempt [ ]
CERTIFICATION — UNDER PENALTIES OF PERJURY, I CERTIFY THAT: (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and (2) I am not subject to backup withholding either because (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of failure to report all interest and dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.
CERTIFICATION INSTRUCTIONS — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of under-reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2). If you are exempt from backup withholding, check the applicable box in Part 2.
SIGNATURE DATE NAME (Please Print) ADDRESS (Number and street) City, State and Zip Code
NOTE:	FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28 PERCENT OF ANY PAYMENT MADE TO YOU PURSUANT TO THE OFFER TO PURCHASE. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

CONTINUED

16

TENDERING SHAREHOLDERS MUST COMPLETE THE FOLLOWING CERTIFICATE IF THEY
CHECKED THE APPLICABLE BOX IN PART 2 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

     I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the payor by the time of payment, 28% of all reportable payments made to me will be withheld until I provide a number and that, if I do not provide my taxpayer identification number within 60 calendar days, such retained amounts shall be remitted to the IRS as backup withholding.

Signature	Date

17

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. — Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

For this type of account:	Give the NAME and SOCIAL SECURITY number of __
Individual
Two or more individuals (joint account)
Custodian account of a minor (Uniform Gift to Minors Act)
The usual revocable savings trust (grantor is also trustee)
So-called trust account that is not a legal or valid trust under state law
Sole proprietorship or single-owner LLC	The individual The actual owner of the account or, if combined funds, any one of the individuals(1) The minor(2) The grantor-trustee(1) The actual owner(1) The owner(3)

Give the NAME and EMPLOYER IDENTIFICATION number of
For this type of account:	__
A valid trust, estate, or pension trust
Corporate or LLC electing corporate status on Form 8832
Association, club, religious, charitable, educational or other tax-exempt organization
Partnership or Multi-Member LLC
A Broker or registered nominee
Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receive agricultural program payments	Legal entity (do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)(4)
The corporation
The organization
The partnership
The broker or nominee
The public entity

(1)	List first and circle the name of the person whose number you furnish.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)	Show the name of the individual owner. Use either SSN or EIN.
(4)	List first and circle the name of the legal trust, estate, or pension trust.

NOTE:	IF NO NAME IS CIRCLED WHEN THERE IS MORE THAN ONE NAME, THE NUMBER WILL BE CONSIDERED TO BE THAT OF THE FIRST NAME LISTED.

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GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

How to Get a TIN

To apply for an SSN, obtain Form SS-5, Application for a Social Security Card, at the local office of the Social Security Administration or get this form on-line at www.ssa.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Business Topics. Use Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Form SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS web site at www.irs.gov.

If you do not have a TIN, write “Applied For” in Part 1, check the “Awaiting TIN” box in Part 2, sign and date the form in the two spaces indicated, and return it to the payer. For interest and dividend payments and certain payments made with respect to readily tradable instruments, you will generally have 60 calendar days to get a TIN and give it to the payer. If the payer does not receive your TIN within 60 calendar days, backup withholding, if applicable, will begin and continue until you furnish your TIN.

Note: Writing “Applied For” on the form means that you have already applied for a TIN or that you intend to apply for one soon. As soon as you receive your TIN, complete another Form W-9, include your TIN, sign and date the form, and return it to the payer.

Payees Exempt from Backup Withholding

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note: If you are exempt from backup withholding, you should still complete Substitute Form W-9 to avoid possible erroneous backup withholding. If you are exempt, enter your correct TIN in Part 1, check the “Exempt” box in Part 2, and sign and date the form.

Exempt Payees.

Backup withholding is not required on any payments made to the following payees:

1.

An organization exempt from tax under section 501(a), or an individual retirement plan (“IRA”), or a custodial account under section 403(b)(7), if the account satisfies the requirements of section 401(f)(2).

2.	The United States or any of its agencies or instrumentalities.

3.	A state, the District of Columbia, a possession of the United States, or any of their subdivisions or instrumentalities.

4.	A foreign government, a political subdivision of a foreign government, or any of their agencies or instrumentalities.

5.	An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6.	A corporation.

7.	A foreign central bank of issue.

8.	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

9.	A futures commission merchant registered with the Commodity Futures Trading Commission.

10.	A real estate investment trust.

11.	An entity registered at all times during the tax year under the Investment Company Act of 1940.

12.	A common trust fund operated by a bank under section 584(a).

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13.	A financial institution.

14.	A middleman known in the investment community as a nominee or custodian.

15.	A trust exempt from tax under section 664 or described in section 4947.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE “EXEMPT” BOX IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N, and their regulations.

Privacy Act Notice. Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia and U.S. possessions to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to federal and state agencies to enforce federal nontax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not give a TIN to a payer. The penalties described below may also apply.

Penalties

Failure to Furnish TIN. If you fail to furnish your correct TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Failure to Report Certain Dividend and Interest Payments. If you fail to include any portion of an includible payment for interest, dividends or patronage dividends in gross income and such failure is due to negligence, a penalty of 20% is imposed on any portion of an underpayment attributable to that failure.

Misuse of TINs. If the payer discloses or uses TINs in violation of federal law, the payer may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX
ADVISOR OR THE INTERNAL REVENUE SERVICE

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THIS LETTER IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY
for Deposit of Common Shares of
QUEST CAPITAL CORP.
Pursuant to the Offer to Purchase dated July 19, 2010

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON AUGUST 30, 2010, UNLESS THE OFFER IS EXTENDED, WITHDRAWN OR VARIED.

As set forth in the Offer to Purchase (as defined below), this form or one substantially equivalent hereto must be used to deposit common shares (“Common Shares”) of Quest Capital Corp. (the “Corporation”) pursuant to the Offer to Purchase (as defined below) if (1) certificates for such Common Shares are not immediately available or cannot reach Computershare Investor Services Inc. (the “Depositary”) by the Expiration Date (as defined in the Offer to Purchase), (2) the procedures for book-entry transfer described in “Procedure for Depositing Shares” of the Offer to Purchase cannot be completed before the Expiration Date or (3) time will not permit all documents required by the Letter of Transmittal (as defined below) to reach the Depository before the Expiration Date. This form, signed and properly completed, may be hand delivered, couriered, mailed or transmitted by facsimile transmission to the Toronto (Ontario) office of the Depositary set forth below.

TO:	QUEST CAPITAL CORP.
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

The Depositary for the Offer to Purchase is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail or Registered Mail	By Hand or Courier

Computershare Investor Services Inc.	Computershare Investor Services Inc.
P.O. Box 7021	100 University Avenue
31 Adelaide St. East	9th Floor
Toronto, Ontario	Toronto, Ontario
M5C 3H2	M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

By Facsimile Transmission

(905) 771-4082

Delivery of this Notice of Guaranteed Delivery to an address, or transmission of this Notice of Guaranteed Delivery to a facsimile number, other than as set forth above, does not constitute a valid delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer to Purchase and Circular.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution (as defined below), such signature must appear in Box K – Signature Guarantee in the Letter of Transmittal.

The undersigned hereby deposits to the Corporation, upon the terms and subject to the conditions set forth in the offer to purchase dated July 19, 2010 (the “Offer to Purchase”), the accompanying issuer bid circular (the “Circular”) included therein, the related letter of transmittal (the “Letter of Transmittal”) and this notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) (which together constitute the “Offer”), receipt of which is hereby acknowledged, the number of Common Shares indicated below pursuant to the guaranteed delivery procedure set forth in the Offer to Purchase under “Procedure for Depositing Shares”.

DESCRIPTION OF COMMON SHARES DEPOSITED (Please print or type. If space is insufficient, please attach a list in the form below)
Certificate Number(s)	Name in which Registered (Please fill in exactly as name(s) appear(s) on certificate(s))	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*

TOTAL:
* Unless otherwise indicated, the total number of Common Shares evidenced by certificates delivered will be deemed to have been deposited. Refer to Instruction 4 of the Letter of Transmittal, “Partial Deposits and Unpurchased Shares”.

SHAREHOLDER SIGNATURE(S)

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

Date	Postal Code / Zip Code

Daytime Telephone Number

IMPORTANT: This Notice of Guaranteed Delivery or a manually executed photocopy hereof (together with all other required documents) must be received by the Depositary at its Toronto, Ontario, address at or prior to the Expiration Date. Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile to a number other than set forth above does not constitute a valid delivery.

DO NOT SEND SHARE CERTIFICATES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The Eligible Institution which completes the guarantee on page 4 of this Notice of Guaranteed Delivery must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Common Shares to the Depositary within the time period show herein. Failure to do so could result in a financial loss to such Eligible Institution.

BOX A TYPE OF TENDER
Check only one box. Failure to complete Box A, or if more than one box is checked, will result in the Shares being tendered pursuant to the Purchase Price Tender.
Shares are being deposited hereby pursuant to (check one):
[ ] An Auction Tender (Please complete Box B)	[ ] A Purchase Price Tender (Please complete Box C)

FAILURE TO COMPLETE EITHER BOX B OR BOX C WILL RESULT IN THE SHARES BEING TENDERED PURSUANT TO THE PURCHASE PRICE TENDER.

BOX B
AUCTION TENDER				BOX C
PRICE (IN CANADIAN DOLLARS) PER				PURCHASE PRICE TENDER
SHARE AT WHICH SHARES ARE
BEING DEPOSITED.				This box MUST be completed if Common Shares are
being deposited pursuant to a Purchase Price Tender.

This box MUST be completed if Common Shares are				The undersigned either (check one):
being deposited pursuant to an Auction Tender.				[ ]	is depositing ___________ Common Shares beneficially owned by the undersigned, or
Check the appropriate box to indicate the
Auction Tender Price.				[ ]	is a broker, investment dealer, bank, trust company or other nominee that is depositing, for the beneficial owners thereof, __________ Common Shares with respect to which it is the owner of record.

CHECK ONLY ONE BOX.

Failure to specify any price below will result in Common Shares being deemed to have been deposited pursuant to a Purchase Price Tender. If you specify more than one price below, you will be deemed to have deposited your Shares at the lowest applicable price indicated.

BOX D
IF PORTIONS OF SHAREHOLDINGS ARE BEING DEPOSITED AT DIFFERENT PRICES, USE A SEPARATE NOTICE OF GUARANTEED DELIVERY FOR EACH PRICE SPECIFIED (SEE INSTRUCTIONS 5 AND 6 IN THE LETTER OF TRANSMITTAL).				ODD LOTS
(See Instruction 8 in the Letter of Transmittal)

To be completed ONLY if Shares are being
deposited by or on behalf of persons beneficially owning
[ ]	Cdn$1.35	[ ]	Cdn$1.48	an aggregate of fewer than 100
[ ]	Cdn$1.36	[ ]	Cdn$1.49	Common Shares as of the close of business on the Expiration Date.
[ ]	Cdn$1.37	[ ]	Cdn$1.50
[ ]	Cdn$1.38	[ ]	Cdn$1.51	The undersigned either (check one):
[ ]	Cdn$1.39	[ ]	Cdn$1.52	[ ]	will be the beneficial owner of an aggregate of fewer than 100 Common Shares as of the close of business on the Expiration Date, all of which are being deposited, or
[ ]	Cdn$1.40	[ ]	Cdn$1.53
[ ]	Cdn$1.41	[ ]	Cdn$1.54	[ ]

is a broker, investment dealer, bank, trust company or other nominee that (i) is depositing, for the beneficial owners thereof, Common Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Common Shares as of the close of business on the Expiration Date and is depositing all of such Common Shares.

[ ]	Cdn$1.42	[ ]	Cdn$1.55
[ ]	Cdn$1.43	[ ]	Cdn$1.56
[ ]	Cdn$1.44	[ ]	Cdn$1.57
[ ]	Cdn$1.45	[ ]	Cdn$1.58
[ ]	Cdn$1.46	[ ]	Cdn$1.59
[ ]	Cdn$1.47	[ ]	Cdn$1.60

THE GUARANTEE ON PAGE 4 OF THIS NOTICE OF GUARANTEED DELIVERY MUST BE COMPLETED BY AN ELIGIBLE INSTITUTION.

GUARANTEE

(Not to be used for signature guarantees)

The undersigned, a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each an “Eligible Institution”) guarantees delivery to the Depositary of the certificates representing the Common Shares deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on The Toronto Stock Exchange (the “TSX”) after the Expiration Date. As used herein, a “trading day” means a day on which trading occurs on the TSX.

Name of Firm: ________________________________	Authorized Signature: ________________________

Address of Firm: ______________________________	Name: ____________________________________
(Please type or print)

Title: _____________________________________
(Postal Code or Zip code)

Area Code and Telephone No.: __________________________	Dated: ____________________________________

4

PART III

UNDERTAKING AND CONSENT T O
SERVICE OF PROCESS

Item 1. Undertakings.

     (a) The Issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

     (b) The Issuer also undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

Item 2. Consent to Service of Process.

     (a) Concurrently with the filing of this Schedule, the Issuer is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

     (b) Any change to the name or address of the Issuer’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Issuer.

PART IV
SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Brian E. Bayley
Brian E. Bayley
President and Chief Executive Officer

Date: July 22, 2010